Exhibit 99.5

Ability Inc.

(“The Company”)

2020 Periodic Report

The Company is a “small corporation” as this term is defined in Regulation 5C of the Securities Regulations (Periodic and Immediate Reports), 1970 (the “Reporting Regulations”). As part of the relief granted to small corporations under the Reporting Regulations, the Company’s Board of Directors decided to adopt all the reliefs approved for small corporations as detailed in the Reporting Regulations, to the extent relevant to the Company, as detailed in the Company’s immediate report published January 1, 2020 (Ref: 2020-01-000600) included in this report by way of reference.

It is hereby clarified that in the following periodic report the full reliefs have been applied insofar as they are relevant to the Company.

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General Definitions

In this periodic report, the terms listed below will be given the meaning listed next to them:

“The Board of Directors’ Report”	The Company’s Board of Directors’ Report on the State of the Company’s Affairs as of December 31 2020, included in Chapter B of the Periodic Report

“The Periodic Report” or the “The Report”	The Company’s periodic report for 2020

“The Financial Statements”	The Company’s consolidated financial statements as of December 31, 2020, included in Chapter C of the Periodic Report

“The Company”	Ability Inc.

“ACSI”	Ability Computer & Software Industries Ltd.

“ASM”	Ability Security Systems Ltd.

“Telcostar”	Telcostar Pte Ltd.

“The Group”	The Company and its subsidiaries – ACSI, ASM and Telcostar

“ULIN”	Ultimate Interception

“The Companies Law”	The Companies Law, 1999

“The Securities Law”	The Securities Law, 1968

“The Reporting Regulations”	The Securities Regulations (Periodic and Immediate Reports), 1970

“The Nasdaq”	“The Securities Law”

“SEC”	United States Securities and Exchange Commission

“The TASE”	The Tel Aviv Stock Exchange Ltd.

“OTC Pink”	The OTC Open Market trading arena

“The Reporting Date”	December 31, 2020

“The Date of Publication of the Report”	March 29, 2021

“The Reporting Period”	From January 1, 2020 to December 31, 2020

Part One – Description of the General Development of the Company’s Business

1.	The Company’s Activity and Description of its Business Development

As of the reporting date, the Group companies provide defense systems and advanced solutions for intercepting data communications, geographic location and cyber for various government, military, police and intelligence agencies around the world.

1.1	General

The Company was incorporated in the Cayman Islands on September 1, 2015, and was originally named Cambridge Holdco Corp. It was established as a wholly owned subsidiary by Cambridge Capital Acquisition Corporation (hereinafter “Cambridge”), a “blank check” company (SPAC), an American company incorporated under the laws of the State of Delaware, USA on October 1, 2013 and which began trading on Nasdaq on December 23, 2013.

On December 23, 2015, a business merger process took place that included the following proceedings: a merger between the Company and Cambridge where the Company survives and as a result entered Cambridge’s trading on the Nasdaq, its shares and options traded under the symbols “ABIL” and “ABILW”, respectively. On April 18, 2016, the Company’s options were delisted from trading on the Nasdaq and since that day they have been traded on the OTC Pink list. In addition, as part of the merger process, the Company acquired the entire issued shares of ACSI, an Israeli company, in a general process of mainly exchanging shares and becoming the sole owner of this company and also acquired 16% of the issued shares of ASM, which is also an Israeli company, from the sole shareholder of ASM at the time, in exchange for cash and a put option to sell the remaining shares to the Company, an option which he exercised in January 2016, and as a result, on the date of the exercise, the Company became the sole owner of this company as well. On January 15, 2019, the transaction was completed for the Company to purchase all the issued shares of Telcostar, which became another subsidiary of the Company.

On January 12, 2016, On January 12, 2016, the Company’s shares were also listed on the Tel Aviv Stock Exchange as part of the “dual listing” in accordance with Chapter E of the Securities Law.

As of the reporting date, the Company’s shares are traded on the TASE as well as on the OTC Pink. The Company publishes English translations of its consolidated financial statements (both periodic and semi-annual) in the SEC’s reporting system and significant immediate reports that are reported in Hebrew in Israel.

1.2	Summary of the main developments that took place in the Company’s structure and business in 2020 up to the date of publication of the report

1.2.1	Delisting from trading on the Nasdaq

At the end of the trading day of December 27, 2019, the Company’s shares were delisted from trading on the Nasdaq. On January 1, 2020, the Company announced that it is making a transition to reporting according to the provisions of Chapter F of the Securities Law applying to reporting corporations in Israel (“the New Reporting Format”), with regard to the Company’s immediate reports, while with regard to its periodic reports the Company continued to report according to Chapter E3 of the Law for six months from the date of delisting its shares from trading on the Nasdaq in accordance with the provisions of Section 36(2a) of the Law (“the Transition Period”). Accordingly, on June 15, 2020, the Company submitted the 2019 Periodic Report in the SEC Reporting Format on Form 20-F (Ref: 2020-01-062304). For additional information, see the Company’s immediate reports dated December 29, 2019 (Ref: 2019-01-114564), and from January 1, 2020 (Ref: 2020-01-000585), which are presented in this report by way of reference.

1.2.2	Transition to IFRS

On June 26, 2020, the Company announced that as part of the transition to the new reporting format, the Company will adopt the International Financial Reporting Standards (“IFRS”) as of January 1, 2020. The Company’s functional currency and reporting currency is the US Dollar (“USD”).

1.2.3	Suspension of trading

On October 1, 2020, trading in the Company’s shares was suspended after the Company delayed the publication of the semi-annual report as of June 30, 2020 (Ref: 2020-01-140514) (“the semi-annual report”). After the Company published the semi-annual report on December 27, 2020 and therefore again met the TASE’s conditions for resuming trading in its shares, the Company’s shares were again traded on the TASE’s main list as of December 30, 2020.

1.2.4	Changes in the tenure of Company officers

During the reporting period, the Company made changes regarding Company officers, including appointing external directors to the Company as part of the measures taken by the Company to adapt its institutions to the provisions of corporate governance and Israeli law in accordance with Section 39A of the Securities Law, 1968. For additional information regarding changes in the tenure of Company officers, see Section 16.7 of this Chapter A.

1.2.5	Spread of the Corona virus

In early 2020, the Corona virus broke out in China, and it continues to spread around the world, including in Israel. On March 14, 2020, during the reporting period, many governments, including the Government of Israel, took action to deal with the outbreak of the pandemic that led to a reduction in activity in the business economy in Israel and around the world.

For details regarding the effect of the spread of the Corona virus on the Company’s activities, see Section 27 of this Chapter A.

1.3	Holdings structure

1.4	As of the reporting date, the Company fully owns three companies: ACSI and ASM, which were incorporated in accordance with Israeli law and Telcostar which was incorporated under the laws of the State of Singapore (“the Subsidiaries”).

2.	The Company’s areas of activity

2.1	The Company is a holding company that operates through the subsidiaries in the field of intercepting cellular and satellite communications, geographic location and cyber solutions for various government, military, police and intelligence entities around the world (“the area of activity”). For additional information regarding the Company’s customers, see Section 9 of this chapter.

2.2	The Company offers integrated solutions for most cellular and satellite communication devices that enable real-time interception of communication data. The Company also offers strategic and tactical systems used to intercept cellular and satellite communications and track telephone users. The Company’s main activity in the area of activity is carried out through the ULIN system – a strategic system with call monitoring capabilities and geographic location of cell phones, which was developed by Telcostar.

For additional information regarding the Company’s products, see Section 8 of this Chapter A.

3.	Investments in the Company’s Equity and Transactions in its Shares

Investments have not been made in the Company’s capital in the last two years and to the best of the Company’s knowledge, no other significant off-exchange transaction has been made by interested parties in the Company’s shares during the two years preceding December 31, 2020 and until the date of publication of the report, with the exception of the following transactions:

3.1	On January 13, 2019, the Company issued to Mr. Anatoly Hurgin and Mr. Alexander Aurovsky 226,426 ordinary shares each in a private placement, for a total of 452,852 at a share price of USD 3.25 in exchange for a waiver of repayment of the line of credit provided to the Company in the amount of USD 1.5 million. For additional information regarding the transaction, see immediate reports dated December 30, 2018 (Ref: 2018-02-128160) and dated January 13, 2019 (Ref: 2019-02-005178), which are included in this report by way of reference.

3.2	On January 15, 2019, a transaction was completed for the acquisition of the full share capital of Telcostar by the Company in exchange for the issue of 354,609 of the Company’s shares and three option warrants that can each be converted into 100,000 of the Company’s shares. The total consideration from the acquisition of the shares was approx. USD 1,032 thousand. For additional information regarding the transaction, see immediate reports dated December 30, 2018 (Ref: 2018-02-128160) and dated January 16, 2019 (Ref: 2019-02-006360), which are included in this report by way of reference.

3.3	Off-exchange sales transactions of the Company’s ordinary shares as detailed below:

Transaction Date	Type of Transaction	Number of Securities	Seller / Buyer	Share Price in USD	Reference
February 9, 2021	Off-exchange sale	150,000 ordinary shares	Anatoly Hurgin	0.5	2021-01-018376
February 16, 2021	Off-exchange sale	150,000 ordinary shares	Anatoly Hurgin	0.33	2021-01-019525

3.4	On February 18, 2021, Mr. Anatoly Hurgin and Mr. Alexander Aurovsky each signed a waiver of voting rights in the amount of 350,000 restricted shares (a total of 700,000 restricted shares), without waiving the capital rights attached to these shares. These waivers have been approved by the Company’s Board of Directors.

4.	Dividend distributions

4.1	The Company did not distribute or declare dividends during the two years preceding the date of this report and until the date of publication of the report.

4.2	As of the date of this report, the Company does not have distributable profits.

To the best of the Company’s knowledge, there have been no external restrictions that may affect the Company’s ability to distribute dividends in the last two years or that apply as of the date of this report or that may apply in the future.

Part Two – Other Information

5.	Financial Information regarding the Company’s Areas of Activity

The following are the Company’s main financial data for the years 2020, 2019 and 2018:

	For the Year ended December 31
	2020	2019	2018
	USD thousands
Revenues	1,726	1,885	539
Operating loss	(6,431)	(7,572)	(10,201)
Comprehensive loss	(6,709)	(7,805)	(10,261)

	As of December 31
	2020	2019	2018
	USD thousands
Total assets	13,818	17,186	25,719
Total liabilities	23,070	20,080	22,170
Shareholders’ equity (deficit)	(9,252)	(2,894)	3,549

For details and an explanation of the changes and developments in connection with the financial data included in the above table, see the Company’s Board of Directors’ Report, attached as Chapter B to this report.

6.	General Environment and Impact of External Factors on the Company’s Activity

The Company’s activity in its area of activity is directly affected by the following factors: political and security situation in the countries that purchase the Company’s services and security needs in those countries; the economic situation in foreign markets; technological developments; legislation and other regulation on the Company’s activities as well as the international status of the State of Israel and its diplomatic relations with other countries.

In addition, the economic situation and developments in global markets in general, and in countries that are the Company’s significant customers in particular, affect the Company’s business results and business situation. For example, economic crises and/or devaluations in the target countries’ local currencies may lead to a reduction in government spending and a reduction in budgets earmarked for security equipment.

The outbreak of the Corona virus at the beginning of 2020 and which continues to spread around the world, including in Israel, may also affect the Company’s business situation in view of the reduction in activity in the business economy in countries around the world.

For additional information regarding the effects of external factors on the Company’s activities, see Section 27 (Discussion of Risk Factors) of this Chapter A.

Part Three – Description of the Company’s Business by Area of Activity

7.	General Information on the Area of Activity

7.1	General

The Company operates through its subsidiaries in the market for cellular and satellite communications interception solutions and provides products and advanced interception solutions for cellular data, geographic location, intelligence and cyber designed to address the specific security needs and challenges of its customers – governments, military forces, law enforcement agencies, homeland security agencies of countries and other security bodies. The Company focuses on interception of voice communications, SMS and data from cellular communications networks (GSM, CDMA, UMTS and LTE) and satellite communications networks. The Company’s cellular and satellite interception products are suited for use as independent tactical systems or integrated into existing strategic systems.

7.2	Structure of the area of activity and changes therein

7.2.1	The growing threat of global terrorism as well as criminal activity in recent decades has increased the need for military intelligence agencies and law enforcement agencies to develop capabilities to intercept and decipher criminal communications. In response to this need, many solutions have been developed for intercepting and deciphering communications. The Company believes that the development of reliable, mobile and powerful solutions are critical to the success of any intelligence operation and that the use of communication interception tools has become the most crucial factor in security intelligence.

7.2.2	In recent years, the security market has been characterized by rapid changes, technological developments and customer needs that require a rapid response to developing threats, an emphasis on the need for operational intelligence and increasing competition that requires business and operational focus. The operational requirements of the Company’s customers have become more diverse and extensive in a way that requires players in the interception industry to expand and improve the supply of products in the market and provide advanced interception, geographic location and cyber solutions.

7.3	Restrictions, legislation, standards and special constraints applicable to the area of activity

7.3.1	The following is a summary of unique legislative provisions applicable to the Company:

(a)	Control of defense exports

The purpose of the Defense Export Control Law, 2007 (“the Defense Export Law”) is to regulate state control over the export of security equipment, transfer of security knowledge and provision of security service, as defined in the Defense Export Law and detailed in regulations enacted thereunder, including in the Defense Export Control Order (Combat Equipment), 2008.

The Defense Export Law imposes an obligation to obtain a “defense marketing license” in advance from the competent authority for various activities aimed at promoting defense export transactions (including a brokerage operation prior to entering into a defense export transaction) and a “defense export license” to execute the transaction for which a security marketing license was obtained, and a license is also required for the transfer of security equipment or knowledge to a person other than the one for whom a security export license has been granted or to change the final use of the security equipment or knowledge in respect of which a license has been granted.

In certain circumstances, the Minister of Defense may grant an exemption from obtaining a defense marketing license or a defense export license. The Defense Export Law imposes on anyone who has received a license a reporting obligation to the competent authority once a year, regarding his activities, and an obligation to maintain records and retain information and documentation relating to defense export transactions he has performed for a period of ten years. In addition, the law gives the competent authority various audit and supervisory powers to enable it to monitor the implementation of the provisions of the Defense Export Law (among other things, the Defense Export Law enables enforcement measures such as the imposition of a civil fine or financial sanction on violators of the law or license conditions) and determines an enforcement system at the criminal level and at the administrative level.

(b)	Defense Export Control Division

The Defense Export Control Agency of the Ministry of Defense (“DECA”) is the Ministry of Defense entity responsible for the control of defense exports, and accordingly is the entity authorized to issue marketing and export licenses, determine conditions in licenses, refuse licenses and revoke licenses. DECA is the Ministry of Defense entity authorized for handling exporter inquiries in cases where they must obtain approval from other countries, which determine different export restrictions regarding continued exports from Israel and/or regarding the continued sale in Israel of products/knowledge purchased from the same country.

(c)	Control of the export of dual-use goods, services and technology

Exports of goods, technology or services for them, intended primarily for civilian use and also suitable for security use, except those goods, technology or services for which a license must be obtained in accordance with the Defense Export Law if the end user is a security user (“dual-use items”), regulated by the Import and Export Order (Control of Goods, Services and Technology Exports), 2006 (“the Import and Export Order”). The export of dual-use items will be under a license from the Foreign Trade Administration at the Ministry of Economy and Industry, unless a license has been obtained from DECA under the Defense Export Law.

(d)	Order Governing the Control of Commodities and Services (Engagement in Encryption Items), 1974

Activities relating to encryption and decryption in Israel and/or by Israelis, including the development of encryption technology, as well as the marketing, import, export, sale and licensing of encrypted products regulated by the Order Governing the Control of Commodities and Services (Engagement in Encryption Items), 1974 (“Engagement in Encryption Items Order”) and in the Declaration Governing the Control of Commodities and Services (Engagement in Encryption Items) (Amendment), 1998, which were issued by the Minister of Defense, by virtue of his authority under the Control of Commodities and Services Law, 1957 (“Control of Commodity and Services Law”).

7.3.2	The Company holds, through its subsidiaries, the following licenses:

●	Defense marketing and export licenses in accordance with the Defense Export Law (“Defense Marketing and Export Licenses”), through ASM.

●	License to engage in encryption items in accordance with the Engagement in Encryption Items Order (“Encryption License”), through ASM and ACSI.

On March 17 and 20, 2019, the Ministry of Defense ordered the suspension of Security’s defense marketing and export licenses and the encryption licenses of ASM and ACSI, respectively. For additional information regarding the suspension of the licenses as stated, see Section 25.7 of this Chapter A.

7.4	Changes in the volume of activity in the field and its profitability

7.4.1	In recent years the cellular interception market has been growing and experiencing a trend of increasing growth. In 2019, the market value was estimated at approx. USD 658 million and it is expected that in 2026, revenues from operations in the area of cellular interception will be approx. USD 1,032 million, i.e. a projected compound annual growth rate (CAGR) of approx. 6.8% within seven years.[1]

7.4.2	The increase in market value can be attributed to the increasing development of advanced technologies, as well as to other factors detailed below[2]:

7.4.2.1	An increase in the rate of criminal activity and terrorist acts around the world, leading to an increase in the demand for cellular interception technologies;

[1]	https://www.zionmarketresearch.com/report/cellular-interception-market
[2]	https://www.databridgemarketresearch.com/reports/global-cellular-interception-market

7.4.2.2	An growing demand for a sense of safety and security as well as the occurrence of cross-border incidents for which, in order to deal with them, law enforcement agencies and military forces must invest in the development and acquisition of surveillance and crime prevention technologies;

7.4.2.3	An increase in investment and budgeting in the defense system of countries and security entities;

7.4.2.4	A growing demand for advanced technologies designed to assist in operational activities.

7.4.3	In the cyber field – To the best of the Company’s knowledge, the importance of the subject of cyber is increasing from year to year from the defensive aspect, the intelligence aspect and the offensive aspect. This need is reflected in the growing demands for the establishment of national cyber centers, the protection of critical infrastructure and weapon systems, the establishment of cyber intelligence systems, cyber protection for civil aviation facilities, maritime transport and space. In the state cyber market, there appears to be a phenomenon of a significant increase in the size of the average transaction.

7.5	Developments in the area of activity’s markets or changes in the characteristics of its customers

As stated, there is a worldwide expansion trend in the use of computerized data communications due to the continuous improvement trend in the relevant technologies and their availability, along with increasing the use of technologies in general in the public. These trends are increasing the demand for technological solutions in the field of targeted information collection, including through interception of cellular communications.

7.6	Technological changes that have a significant effect on the area of activity

In recent years, technology has advanced in Company’s area of activity. The Company believes that the main trends are as follows:

-	Increasing use of data-based encrypted communications

-	Entrance of the 5G network

7.7	Critical success factors in the area of activity and changes therein

A number of critical success factors can be identified in the area of activity, including:

7.7.1	Introduction of technological innovation compared to competitors.

7.7.2	Achievement of operational advantages over competitors’ products.

7.7.3	Ability to accumulate and maintain a reputation over the years as a company that develops and markets quality products with added value for the customer, technical flexibility and a high level of reliability.

7.7.4	Expansion of the circle of markets in which the Company operates and strengthening of its status in the markets in which it operates.

7.7.5	Employment of quality personnel with a relevant technological background, enabling the continued development of advanced products based on innovative and dynamic technologies.

7.7.6	Development and marketing of innovative products that will provide the best solution for the needs of the market and the trends that are developing therein, according to market demand, based on customer demand and the supply of competing products in the market.

7.7.7	Provision of efficient and professional service to the Company’s customers.

7.8	The area of activity’s main entry and exit barriers and changes therein

A limited number of players dominate the legal tactical interception industry. Although the industry is experiencing increasing growth, the number of players therein has not increased significantly due to the significant barriers to entry into the market, including the characteristics of players and customers, the rigid regulation and the technological complexity of the proposed solutions in the area of activity. The Company estimates that there are a number of critical success factors in the area of activity, including:

7.8.1	Relationships with significant customers: In this area there are a limited number of “super clients”, such as government bodies and law enforcement agencies who are sophisticated clients with very complex and specific requirements. Therefore, the ability to engage with these customers is an important component of success in the field;

7.8.2	Familiarity with market characteristics: A need for in-depth familiarity with the industry, market characteristics, customers and their specific requirements regarding the solutions and products offered in the market;

7.8.3	High level of professionalism: A high level of professionalism and understanding is required in relevant fields, including technological, engineering and business knowledge, together with the existence of technological infrastructure and international logistical capability in transporting complex products and systems, while meeting technological and safety standards, etc .;

7.8.4	Reputation: Creation and continuing maintenance of a good long-term reputation, due to the fact that customers in the field take great care to enter into agreements with companies that have proven a high product level, product survival, product compliance with required standards in each target market and proven technical support during the development, integration and day-to-day operation stages of the products;

7.8.5	Collaborations: A significant portion of the transactions in the area of activity are carried out through a business collaboration with other solution providers that operate in complementary areas to the Company’s operations, as part of providing a comprehensive response to the customer’s needs. Therefore, the ability to maintain business collaborations that involve working together over the years, understanding the technology and work procedures of the other business partners, and adapting the Company’s technology accordingly is required.

The main barrier to exit is the existence of agreements with existing customers and the fulfillment of obligations thereunder.

7.9	Substitutes for products in the area of activity and changes therein

As of the reporting date, to the best of the Company’s knowledge, there are substitute products for the services provided by the Company, which are provided by competitors in the area of activity. For additional information, see Section 13 of this Chapter A.

7.10	Structure of competition in the area of activity and changes therein

For details regarding the structure of competition in the market, the names of the Company’s main competitors and the products offered by them, see Section 12 (Competition) of this chapter.

8.	Products and services

8.1	The Company operates through its subsidiaries in the market for solutions for intercepting cellular and satellite communications. The Company provides products and advanced interception solutions for cellular data, cellular location, intelligence and cyber designed to address the specific security needs and challenges of its customers – governments, military forces, law enforcement agencies, homeland security agencies of countries and other security bodies. The Company focuses on interception of voice communications, SMS and data from cellular communications networks (GSM, CDMA, UMTS and LTE) and satellite communications networks.

8.2	The Company’s products and the solutions provided it provides enable security bodies, law enforcement agencies and other armed forces to gain a tactical advantage over the most mobile and covert rivals. The Company’s products are intended to provide a comprehensive solution for all areas of the legal interception market.

8.3	In the cyber field, the Company’s main activity is in the provision of information retrieval services from cell phones and their presentation. In addition, the Company provides technological services for identifying and detecting monitoring systems (such as an active cellular interception system, fake SMS advertising systems and IMSI/IMEI Catchers attack tools), as well as interception prevention solutions (i.e. “intercepting the interceptor”) in a way that allows the user to listen and manipulate the information intercepted. The Company works closely with its customers in designing solutions tailored to their unique needs, including assistance in integrating and installing the systems and deploying them.

The Company’s main products will be described below:

8.4	Cellular communication and geographic location interception

ULIN

In 2015, the ULIN system was introduced, a strategic system based on the SaaS model for data interception and geographic location in the GSM, UMTS and LTE cellular networks. Unlike systems that were in common until then, ULIN does not require, in most cases, the involvement of cellular network operators. In addition, unlike tactical interception systems, ULIN is capable of remote operation. In most cases the system can intercept data based only on the phone number of the mobile device or the IMSI.

The ULIN system represents a new technological approach to cellular interception and provides operational capabilities that did not exist in the past, mainly the ability to intercept cellular communications without physical proximity to the targets to be intercepted.

The Company’s transactions in the system are based on the service agreement in which the Company engaged with the ULIN system provider, according to which the supplier will provide the Company with services and resources that will enable the Company to maintain and develop the system. The service agreement is in effect until December 31, 2021. For additional information, see Section 22.1 of this Chapter A.

IBIS

IBIS (In-Between Interception System) is an independent tactical solution used to intercept GSM, UMTS and LTE cellular communications without the need for the involvement of the cellular network provider in which the targeted cellular device operates. The system integrates all relevant subsystems into one unit, and enables the user to scan, analyze, monitor, record, track, intercept mobile devices and locate voice information, SMS and data traffic.

The system is adapted to operate in several types of power sources in a way that allows installation and operation in a wide variety of applications and in different environments, in stationary or portable facilities, including in vehicles and vessels, or can be carried in backpacks. Moreover, the Company provides an IBIS system compatible with airborne platforms. Airline applications include surveillance missions, border control, surveillance of hijackers and drug dealers and detection of active mobile devices in disaster areas.

ACIS

ACIS (Advanced CDMA Interception System) – A fast, reliable, portable and undetectable interception device for cellular CDMA network traffic. The system intercepts and records voice communication, SMS and other data related to the cellular call and automatically searches for active CDMA network frequencies and active channels. In addition, the system operates independently without the need for cooperation with network providers, and is adapted to all types of CDMAone and CDMA 2000 networks and supports all frequency bands.

IMSI Catchers

The Company offers a variety of solutions for GSM/UMTS/LTE/IMSI interception, in various installations and configurations, which can be customized for the customer’s needs.

8.5	Satellite communication interception

IRIS

IRIS (Iridium Interception System) is a portable tactical system that intercepts voice, SMS and data in the communication channels of the Iridium satellite (an active communication satellite system in orbit and on the ground, which enables voice communication and data throughout the world). The system is completely passive and does not interfere with satellite communications. It can be easily installed in vehicles, vessels, helicopters and on people.

ATIS

ATIS (Advanced Thuraya Interception System) intercepts information transmitted through the Thuraya network channels (an advanced two-satellite communications network that covers most of Europe, Asia and Africa). The system intercepts voice information, facsimile, SMS, data and information related to the cellular call and also determines the geographic location of Thuraya terminals.

SLIS

SLIS (Satellite Link Interception System) tracks information transmitted through satellite communication channels. The information monitored by the system includes the Intelsat, Eutelsat, Arabsat, Domsat, Indosat satellite systems and other global or regional satellite communications operators. The system has the ability to intercept the following communication links:

●	E1/T1 standards and their derivatives with different types of compression, including DCME and many others.

●	Public and private computer networks.

●	Various standards of the global VAST system.

●	GSM operators, including GSM-A and Abis.

The information that can be monitored from these sources includes voice communication, facsimile messages (analog or digital), SMS, video conferencing and meetings over the Internet or private networks.

The Company’s assessment regarding the realization of its business activity regarding the achievement of the goals for which its services and products are intended includes forward-looking information, as defined in the Securities Law. The realization of the basic assumptions related to the realization of the business activity as stated, and taking into account the relevant risk factors in the market and in the area of activity, may change the Company’s above assessments and there is no certainty that what is stated in this paragraph below will occur and/or if it occurs, what it’s impact on the Company will be.

9.	Customers

9.1	The Company’s main customers are governments and government agencies, such as security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies around the world. The company has sold to governments and government agencies in some 50 countries around the world, many of which are repeat customers.

9.2	In some of the cases the Company engages with external marketers who sell the Company’s products and solutions for a consideration to various security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies.

9.3	As of the date of publication of the report, the Company has 2 main customers. The Company’s revenues from these customers in 2020 amounted to approx. USD 1,662 thousand, which constitutes approx. 96% of the Company’s total revenues for the year (it should be noted that the revenue involved in the engagement with one of the two customers specified was fully recognized by the end of 2020. On the other hand, the revenue recognition for the second customer has not yet begun). The Company has a dependence on each of the main customers noted and the loss of the engagement with the second customer (the one for which the recognition of revenue has not yet begun) will have a significant adverse effect on the Company.

9.4	The following are details regarding the amount of Company’s sales to the main customers from the Company’s total sales during the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31
	2020		2019		2018
	Total Revenues	Rate of Revenues	Total Revenues	Rate of Revenues	Total Revenues	Rate of Revenues
	USD thousands		USD thousands		USD thousands
Customer A	1,662	96%	1,657	88%	-	-
Customer B	-	-	-	-	100	19%
Customer C	-	-	-	-	362	67%

9.5	On May 20, 2017, the Company entered into agreements for the sale of the Company’s interception solutions in the amount of approx. USD 2.8 million to Customer A (it should be noted that the Company subsequently entered into another agreement with this customer, but in a significantly lower amount). As of December 31, 2020, the Company has collected the full amount from these agreements. Due to the sensitive nature of the services provided by the Company to its customers, the Company is committed to maintaining the confidentiality of its customers, including its main customers, and therefore, cannot publish their names or any information that may identify them in its public documents. For further details, see Notes 2.e and 15 to the consolidated financial statements as of December 31, 2020, which are attached in Chapter C of this report.

10.	Marketing and distribution

10.1	The Company’s products and services are marketed and sold through three main channels:

(a)	Local marketers – Marketing and sales efforts and activities through local salesmen and marketers in places where the Company’s projects are carried out – some are the Company’s employees and some are subcontractors. As of the date of publication of the report, most of the Company’s marketing and sales activities are in Asia, Africa and Latin America.

(b)	Direct marketing channel – Through the Company’s internal marketing system, which is led by the Company’s CEO, the Company’s VP of Technology and a senior sales manager employed by the Company.

(c)	Marketing through integrators – In addition, the Company’s products are sometimes sold as integrated products in large-scale projects. The marketing and sales are carried out, in effect, by integrators as part of the overall solution they offer to the end customer, with the Company’s products being a part of it. In these projects, the Company acts as a subcontractor.

10.2	The Company’s marketing activities are also based, among other things, on participation in conferences and international exhibitions in the Company’s area of activity. The Company also holds professional meetings with existing customers and technological and business partners, existing and potential, e-marketing through the Company’s and its subsidiaries’ websites in order to locate sales opportunities, opportunities for collaborations, for creating new customer relationships and maintaining existing relationships and for receiving feedback on Company products and competing products.

10.3	As of the date of publication of the report, the Company does not have a dependence on specific marketing channels and it operates independently and replaces marketers as needed or according to a specific requirement. The Company estimates that the loss of any of the marketers will not result in an additional cost to the Company.

11.	Order backlog

11.1	On November 29, 2019, the Company engaged, through ACSI, in agreements for the sale of the Company’s strategic interception solutions. According to the terms of the agreements, the consideration for the services provided by the Company is conditional on the fulfillment of conditions such as the technical implementation and deployment of the solution provided by successfully passing the acceptance tests and obtaining relevant regulatory approvals. For additional information regarding the Company’s order backlog, see the immediate report dated December 3, 2019 (Ref: 2019-02-105963), which is included in this report by way of reference.

11.2	The Company’s backlog includes orders for the Company’s products and services for which Systems Acceptances have not yet been received, as well as products and services for which Acceptance has been received, but for which the revenues are spread over the term of the contract. The following are details regarding the Company’s backlog (in USD thousands):

March 29, 2021	December 31, 2020	December 31, 2019
11,201	11,283	2,756

11.3	The following is a breakdown of the order backlog as of December 31, 2020 based on the supply forecast:

Expected Date of Supply	USD thousands
H1/2021	165
H2/2021	326
H1/2022 onwards	10,792
Total	11,283

11.4	As of the date of publication of this report, in the context of the spread of the Corona virus, there are delays in orders for the Company’s products and some of them may not even be completed. Also, due to the slowdown in the world economies and the reduction in business activity, there is a trend among the Company’s customers that includes a significant decrease in demand for the type of products marketed by the Company, which is seen, among other things, in order cancellations.

12.	Competition

12.1	To the best of the Company’s knowledge, as of the date of publication of this report, the Company has competitors in each of its areas of activity:

(a)	In the field of cellular communications interception, the Company’s main competitors are: Neosoft Technologies Inc. And Cognyte Software Inc. (Formerly Verint Systems Inc.).

(b)	In the satellite communications interception market, the Company’s main competitors are: Arpege Defense SAS, L3 TRL Technology Ltd., and Rohde & Schwarz GmbH & Co KG.

(c)	In the cyber market, the Company’s main competitors are: Gamma International GmbH, Hacking Team S.r.L., Magen Ltd., NSO Group, Wintego Systems Ltd. and a few other companies.

12.2	Some of the Company’s competitors also constitute suppliers and/or customers of the Company. The Company believes that its competitive success depends mainly on its ability to provide advanced and cost-effective solutions and services.

12.3	The Company operates in a competitive market, and therefore faces competition in most of the markets in which it operates. However, the Company believes that the products and services it markets have competitive advantages in a number of areas, as follows:

●	Product performance, functionality and mobility;

●	Product quality, stability and reliability;

●	Customization of solutions to customer needs;

●	Innovative solutions;

●	Large-scale portfolio of products and services;

●	Global presence, quality customer service and support;

●	Dedicated knowledge and experience in the Company’s areas of activities;

●	Price.

13.	Property and equipment, land and facilities

As of the date of publication of the report, the Company has fixed assets used for its activities, which include systems, vehicles, computers and electronic equipment, and furniture and equipment. For additional information on the Company’s fixed assets, see Notes 2.i and 6 to the consolidated financial statements as of December 31, 2020, which are attached as Chapter C to this report.

On November 30, 2017, the Company entered into a lease agreement for an office space with a total area of 4,300 sq.m. that serves as the Company’s headquarters and a complex that serves as a laboratory with an area of 3,875 sq.m. For the Company’s headquarters and laboratory, monthly rent terms were determined in the total amount of NIS 44,430 (approx. USD 13,820 based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020) plus VAT for a period of five years, until November 30, 2022.

14.	Research and development

As of the date of the report, the Company does not carry out research and development activities itself, but through a significant supplier of the Company in the context of the Company’s ULIN activities. For additional information regarding engagements with this provider, see Section 27.3.7 of Chapter A of this report.

15.	Intangible assets

As of the reporting date, the Company is not registered as the owner of any patents or trademarks. However, the Company has an exclusive license to use the ULIN system – the main system provided by the Company, by virtue of a service agreement with a third party. For further details regarding the agreement, see Section 22.1 of Chapter A of this report and Note 2.j and 7 to the consolidated financial statements as of December 31, 2020 regarding the Company’s intangible assets, which are attached as Chapter C to this report.

16.	Human capital

16.1	Organizational structure

The following is a diagram of the Company’s organizational structure as of the date of the report:

16.2	The Company’s human capital

The Company’s management and headquarters have four employees, including the Company CEO, the Chief VP of Technology and the CFO, who is employed through a service agreement. As of the reporting date, the Company and its subsidiaries have 10 full-time employees, including managers, marketing personnel and technical staff.

16.3	The Company’s employees

The employees of the Company and the subsidiaries, as of the reporting date for each of the years 2018-2020, is as follows:

Occupation	December 31, 2020	December 31, 2019	December 31, 2018
Management and general	4	3	5
Administration	1	3	2
Marketing and distribution	1	1	2
Operations	4	7	9
Total	10	14	18

16.4	The Company is of the opinion that it does not have a dependence on any of its employees, except for the dependence on the Company’s substantial shareholders, Mr. Anatoly Hurgin, who serves as the Company’s CEO and Chairman of the Board of Directors, and Alexander Aurovsky, who serves as the Company’s Chief VP of Technology and a Company Director. For additional information, see Section 27.3.7 of Chapter A of this report.

16.5	Employment agreements and the provision of services

The Company’s agreements with the Company’s service providers and employees are standard agreements for the provision of services and/or work, as the case may be, that comply with the provisions of the law. For details regarding the terms of employment of the Company’s senior executives, see details in Regulation 21 – Remuneration for Interested Parties and Senior Officers in Chapter D of this report.

16.6	Officers remuneration policy

The Company is working to formulate and approve the remuneration policy, and it believes that a summons will soon be published to convene a Special General Meeting to approve the remuneration policy.

16.7	Significant changes in officers

(a)	On January 19, 2020, the term of office of the three directors who served in the Company, Ms. Limor Baldav, Mr. Dan Avraham and Mr. Joseph Tenne, ended. For additional information, see the Company’s immediate reports regarding the end of the officers’ term of office dated January 20, 2020 (Refs: 2020-01-007953, 2020-01-007956, 2020-01-007959), which are included in this report by way of reference.

(b)	On February 26, 2020, following the approval of the General Meeting of Shareholders (“the General Meeting”), Ms. Maya Sadrina and Ms. Ayelet Steinberg began their terms of office as external directors of the Company. On March 11, 2020, Ms. Steinberg ended her term as an external director of the Company. For additional information, see the Company’s immediate reports dated January 20, 2020, February 27, 2020 and March 12, 2020 (Refs: 2020-01-007944, 2020-01-019827, 2020-01-023826), which are included in this report by way of reference.

(c)	On March 15, 2020, Mr. Evyatar Cohen was appointed as the Company’s CFO, replacing Mr. Avi Levin, whose term of office ended on that day. For additional information, see the Company’s immediate reports dated March 15, 2020 (Refs: 2020-01-024762, 2020-01-024786), which are included in this report by way of reference.

For additional information regarding changes in the term of office of the Company’s officers, see Sections 26 and 26.a of Chapter D of this report.

(d)	Subsequent to the reporting period, on February 9, 2021, following the approval of the General Meeting, Mr. Amir Ariel began his term as an external director of the Company. For additional information, see the Company’s immediate reports dated January 3, 2021 and February 10, 2021, (Refs: 2021-01-000711, 2021-01-017023), which are included in this report by way of reference.

(e)	Subsequent to the reporting period, on February 18, 2020, Mr. Joseph Tenne was appointed as director of the Company. For additional information, see the Company’s immediate report dated February 18, 2020 (Ref: 2021-01-020701).

(f)	Subsequent to the reporting period, on February 22, 2020, Mr. Israel Gvirtz was appointed as the Company’s internal auditor. For additional information, see Section 8 of the Board of Directors’ Report.

17.	Suppliers

The company uses the services of a limited number of suppliers. The main suppliers are defined as those from which at least 10% of the Company’s cost of sales and services arise. During the years ended December 31, 2020, 2019 and 2018, the Company’s expenses for its three main suppliers constituted 39%, 34% and 9% of the Company’s cost of sales and services, respectively, and for one supplier 17%, 17% and 9%, respectively.

Most of the Company’s expenses to suppliers derive from the service agreement in which the Company engaged through Telcostar with a third party provider which provides the Company with certain services and resources in connection with the Company’s ULIN system that enable the Company to develop and maintain the system. For additional information regarding an agreement with a third party supplier, see Section 22.1 below.

The Company’s reliance on a limited number of suppliers involves risks. In the event that a major supplier terminates its engagement with the Company, the Company may need time to recruit alternative suppliers in a way in which the Company will incur additional costs.

18.	Working capital

The following is the balance of the working capital deficit (i.e, current liabilities exceeding current assets) as recorded in the Company’s consolidated financial statements in the last two years according to generally accepted accounting principles:

	December 31, 2020	December 31, 2019
	USD thousands
Working capital deficit	9,966	4,916

19.	Financing

The Company does not have short-term and long-term loans.

If the Company is unable to generate additional revenue to support its activities, it may need to raise capital or debt during the coming year to cover its current operations.

20.	Taxation

For details regarding the accounting policy adopted by the Company in relation to the presentation of the issue of taxation regarding the tax laws applicable to the Company, see Note 2.k and 14 to the consolidated financial statements as of December 31, 2020, which are attached as Chapter C to this report.

21.	Restrictions on and supervision of the Company’s activity

The Company is engaged in the export of security equipment and is supervised by the Ministry of Defense. Regarding the other relevant laws that affect the Company’s activities, see Section 7.3 above.

22.	Significant agreements

The Company’s main activity is focused on the ULIN product, which is based, among other things, on a service agreement with a third party that provides the Company with services and resources that enable the company to develop and maintain the ULIN product (“agreement with a third-party supplier”).

22.1	Telcostar’s agreement with a third party

22.1.1	On November 20, 2018, the Company entered into an agreement with a third party to purchase the entire shares of Telcostar. The acquisition was completed on January 15, 2019. Concurrently with the completion of the acquisition, the previous agreement with Telcostar was canceled and the company entered into a new agreement with a third party, which provided Telcostar with communication services (“the Supplier”). In the agreement between the parties, it was agreed that the supplier will provide the Company with the same services it provided to Telcostar until December 31, 2019, in exchange for payment on a cost + 10% basis. On October 1, 2019, a new agreement was signed with the same terms with a related party of the supplier which was in effect until December 31, 2020. On December 8, 2020, the agreement was renewed so that it will be valid until December 31, 2021.

22.1.2	Except for the agreement with a third-party supplier as stated above, to the best of the Company’s understanding and knowledge, there are no other significant agreements that are not in the ordinary course of business, to which the Company is or was a party during the reporting period, which were not described in the relevant chapters in this report.

22.2	Agreement with a significant customer for which the income in respect of this agreement has been fully recognized by the end of 2020

For information regarding the agreement with a significant customer, see Section 9.5 below.

22.3	Agreement with a significant customer for which the income in respect of this agreement has not yet started

On November 29, 2019, the Company engaged in agreements for the sale of the Company’s interception solutions in the amount of USD 9.0 million. As of December 31, 2020 and as of the date of this report, the Company has collected 30% of the amount of these agreements. For additional information, see the immediate report dated December 3, 2019 (Ref: 2019-02-105963), which is included in this report by way of reference. It should be noted that due to the sensitive nature of the services provided by the Company to its customers, the Company is committed to maintaining the confidentiality of its customers, including its significant customers, and therefore, cannot publish their names or any information that may identify them in its public documents.

23.	Collaboration agreements

The Company does not have collaboration agreements, except for insignificant and occasional collaborations with subcontractors or local experts in large projects, in which the Company is assisted in the planning and development of projects.

24.	Legal proceedings

For details regarding legal proceedings in which the Company or its subsidiaries are a party, see Note 11 to the consolidated financial statements as of December 31, 2020, which are attached as Chapter C to this report.

25.	Goals, strategy and expected development in the coming year

The company continues to consider the ULIN products as the Company’s main growth engine and intends to take action in order to adapt it to the new generation of cellular communications (5G). In addition, depending on developments in the Company’s business, the Company’s management is considering examining the possibility of establishing a new activity to replace and/or in addition to the Company’s existing activity. The Company is in the process of completing existing projects, as presented in Section 11 (order backlog) above, and continues to examine new projects at all times.

In addition, the Company conducts implementation procedures and improvement and streamlining processes in various aspects of the Company’s operations, including operational streamlining, increasing productivity, increasing effectiveness, diversification in the business model, developing human capital and encouraging innovation and entrepreneurship.

In order to achieve its objectives and implement this strategy, the Company intends to make use of its internal resources and may be required to raise external sources of financing in the future, depending on market opportunities and the Company’s needs, as they may be from time to time.

The above information regarding goals and business strategy and expectations for development in the coming year is forward-looking information, as defined by law, and is based on the assessments of the Company’s management. The Company’s assessments as stated may not be realized or may be realized differently, among other things, due to factors that are unknown to the Company as of the date of publication of this report and are not under its control, including, among other things, developments in the industry in which the Company operates, technological changes, supply and demand of similar products and more. Also, in the context of the global crisis that has developed as stated in this report due to the Corona pandemic, the Company believes that the uncertainty component regarding the conduct of its business and the markets in which it operates is high and will have or may have an impact on the Company’s business development in the coming year.

26.	Financial information regarding geographic regions

For details regarding the Company’s revenues by geographic region, see Note 12 to the consolidated financial statements as of December 31, 2020, which are attached as Chapter C to this report.

27.	Discussion of risk factors

The following are the main risk factors related to the Company’s activity:

27.1	Macroeconomic risks

27.1.1	Spread of the Corona virus

At the beginning of 2020, the Corona virus (COVID-19) began to spread throughout the world and was declared a global pandemic by the World Health Organization in March 2020. The economy in Israel and around the world had to deal with the outbreak of the pandemic in 2020, which created a large-scale health and economic crisis.

In accordance with the Ministry of Health’s instructions in emergency regulations published from time to time during the year, the education systems were shut down, significant restrictions were placed on entry and exit from the State of Israel, prohibitions or restrictions were placed on business activity and the presence of personnel in the workplaces and restrictions were placed on leaving residences, including three periods of full closure.

In addition, the outbreak of the Corona pandemic led to an continuing global economic crisis, up to and subsequent to the date of this report, including in Israel. Among other things, as a result of the spread of the pandemic, the Company was forced to reduce expenses and, for a certain period, release a number of employees who are not part of the management on unpaid leave, and at the end of the leave period, some were even dismissed, which affected the Company’s operations.

The overall health and economic consequences of the Corona pandemic in some of the countries in which the Company operates are not yet fully clear and there is some ambiguity regarding the continuation of business activity in the economy with the spread of the virus. Because the Company is committed to adapting its activities to government decisions and to the protection measures that will be taken in the future, a slowdown is expected in the Company’s activity and a decline in its revenues. As stated in the Company’s immediate report dated December 3, 2019 (Ref: 2019-02-105963), and which is included in this report by way of reference, the Company entered into agreements for the sale of strategic interception solutions, subject to approval by local authorities and compliance with the conditions for acceptance of the system (Acceptance Tests). The severe restrictions on movement imposed by many countries have impaired and may continue to impair the Company’s ability to demonstrate and market its products in general, and to complete the system acceptance phase of existing projects in particular. The Company is making every effort to overcome this issue as soon as possible. In addition, the Company is preparing and operating according to a business continuity plan, which includes work principles for preparing for an epidemic, such as preparing for remote work and at alternative sites, splitting teams to work at separate sites, etc.

In December 2020, Israel began an extensive vaccination campaign against the Corona virus, which is progressing at a rapid pace. According to Ministry of Health data, as of the date of publication of the report, more than about 5 million citizens were vaccinated with the first vaccine dose and about 4 million citizens received the second vaccine dose as well. Accordingly, as of the date of publication of the report, economic activity is gradually returning in accordance with the guidelines of the Green Pass.

According to the Company’s assessment of the impact of the Corona virus on its business operations, and in light of the morbidity in Israel and around the world, as well as the differences in the rate of immunization against the Corona virus in countries around the world, as of the date of this report, the Company estimates that in 2021 it will continue to experience difficulties in expanding sales and/or introducing and/or finishing or supplementing additional projects, as many governments and security organizations are reconsidering the allocation of their budgets, and also because the trend is to give first priority in government budgets to vaccines against the virus, which creates and may create a negative and significant impact on the demand for the Company’s products and significantly affect all the Company’s operations and financial position.

As of the reporting date, beyond the above, the Company is unable to estimate the impact of the Corona pandemic on its business activities. For additional information, see the immediate report dated April 28, 2020 (Ref: 2020-01-042351), which is included in this report by way of reference.

The above information regarding the continued effect of the Corona pandemic and the resulting consequences on the Group’s activities and/or the results of its activities is forward-looking information, as defined by law, and is based on what is known to the Company as of the date of publication of this report. The Company’s assessments as stated may not materialize or be realized differently, among other things, due to factors that are unknown to the Company as of the date of publication of this report and are not under its control, including, among other things, the date when the pandemic will be halted, recurrent outbreaks of the virus, the extent of the virus’ impact on the economy in Israel and in other countries in which the Group is active, re-tightening of the Ministry of Health directives and more, which may lead to restrictions and prohibitions that could harm the Company’s financial results. Such widespread effects, if and to the extent realized, in whole or in part, could significantly affect the Group’s business and its results, and at this stage the Company’s management is unable to assess whether such harm will occur and what its scope will be.

27.1.2	The security, political and geopolitical situation in the target markets

The Company’s revenues are mainly from engagements with various governments or quasi-governmental entities around the world, whether directly or through external agents. A slowdown, recession, economic instability, political crises, changes in government and armed conflicts can adversely affect the manner and extent of government spending on security projects that require the Company’s solutions and services.

27.1.3	The security situation in Israel

Changes in the security and political situation may have an effect on the Company’s operations. The Company’s head offices and management are located in Israel, and most of the development work on the Company’s products is carried out in Israel. Therefore, a deterioration in the security and political situation may, among other things, lead to difficulties in the supply of products and/or their production. However, the Company has sites in various countries with production, operating, management, and technical and logistical support capabilities for the Company’s customers, which, if necessary, will allow the Company business and managerial flexibility regarding its ability to routinely continue its business operations also in times in which the security situation in Israel may also have an effect on operations in Israel.

27.1.4	International status of the State of Israel – The sale of the Company’s products is affected or may be affected in certain countries by the international status of the State of Israel. The Israeli identity may in some cases be used as a sales promoter (in view of the familiarity with the technological advantages existing in Israel), while in other cases it may constitute a disadvantage and even lead to the cancellation of transactions. At the same time, the Company believes that in light of its experience and the reputation it has gained, as well as through collaboration with local agents, it has significant management, operations and logistics capabilities, which give it business and managerial flexibility to execute transactions worldwide.

27.1.5	Changes in legislation and regulation – Changes in legislation and regulation in Israel and around the world in the Company’s area of activity, and in particular in the field of defense exports, as well as changes in legislation and regulatory policy in Israel and in foreign countries in which the Company operates, such as on issues with a preference for local activity, customs, the attitude regarding government contracts, supervision of the export of security equipment, prevention of bribery, corruption and money laundering, privacy and data protection, laws relating to the monitoring of communications and the interception of data and regulatory change and taxation policies regarding the activities of foreign companies, etc., may affect the Company’s ability to continue its business activities and the Company’s business results.

27.1.6	The economic situation in foreign markets – Most of the products marketed by the Company are intended for sale abroad, especially in South America, Asia and Africa. In general, economic instability and changes in product markets can affect the Company’s revenue and profits. The slowdown in the global economy and in the Company’s target markets may adversely affect the economic and commercial activity of the Company’s customers and/or end users due to the fact that the Company’s products constitute an investment in the defense systems of other countries or security entities, involving cross-organizational processes, sometimes as part of an overall technological solution. At the same time, based on information and data in the Company’s possession, the cellular interception market has experienced growth in the last two years which stems, among other things, from an increase in terrorist acts and other security threats around the world. According to the Company’s estimates, the cellular interception market is expected to continue to grow in the coming years.[3]

27.1.7	Fluctuations in the USD exchange rate – In view of the fact that most of the Company’s sales are carried out in USD, while a significant portion of its expenses are in NIS, the Company’s operating results may be affected by fluctuations in the NIS exchange rate against the USD. In 2020, the USD weakened against the NIS, from an exchange rate of NIS 3.456 to the USD at the end of 2019, to an exchange rate of NIS 3.215 to the USD at the end of 2020.

27.2	Sector risks

27.2.1	Competition – As stated in Section 12 above, there are a number of entities in the cellular and satellite interception market that provide products and services that compete with the products and services provided by the Company. In some cases the Company competes with companies with resources and financial capabilities superior to those of the Company. In general, some of the company’s competitors have advantages due to their size and financial resources and other advantages such as independent research and development capabilities, access to wider markets and the ability to provide their customers with comprehensive solutions for several areas of activity and faster, longer activity history, recognized brand, marketing capabilities and public relations.

In addition, the entry of new players into the Company’s target markets, including companies providing system integration services, as well as infrastructure providers, which may operate in the Company’s area of activity or in interfacing areas in the future may lead to expanded competition and widespread standardization of some products, solutions and services, thereby reducing the prices of the Company’s solutions and products.

Impairment of the Company’s competitive position and the Company’s failure to maintain its competitive position in the relevant markets may significantly adversely affect the Company’s business, its financial position and the results of its operations.

3https://www.theinsightpartners.com/reports/cellular-interception-market, https://www.prnewswire.com/news-releases/the-lawful-interception-market-size-is-projected-to-grow-from-usd-3-6-billion-in-2020-to-usd-8-8-billion-by-2025--at-a-compound-annual-growth-rate-cagr-of-19-7-301029088.html, https://www.researchandmarkets.com/reports/4851084/cellular-interception-market-global-industry?utm_source=dynamic&utm_medium=BW&utm_code=5bl9x4&utm_campaign=1324209+-+Global+Cellular+Interception+Market+Report+2019%3a+Analysis%2c+Size%2c+Share%2c+Growth%2c+Trends+%26+Forecasts&utm_exec=joca220bwd

27.2.2	Supply chain and dependence on suppliers – The Company’s activity depends on several suppliers and sometimes even on a single supplier. If the supply by one or more of the suppliers is impaired, interrupted or will not be supplied in accordance with the required quality and schedules, this may impair the Company’s operations and prevent it from meeting its obligations to its customers regarding existing orders and thereby adversely affect its business results. In addition, the Company may have difficulty locating an alternative supplier and arranging an engagement with it, which may consume many valuable resources. For a description of the Company’s dependence on suppliers, see Section 17 of this part of the report.

27.2.3	Dependence on customers – The Company has a dependence on a limited number of significant customers (including external marketers) from each of which the total revenue in one or more of the years 2019 and 2020, amounts to 10% or more of the Company’s total revenue (consolidated). Termination of the Company’s engagement with one or more of these customers may adversely affect the Company’s revenues and business results.

The Company invests significant resources and efforts to expand its customer base, in order to reduce the rate of its revenues from those customers and accordingly reduce its dependence on them. For details regarding the Company’s significant customers, see Section 9 of this part of the report.

27.2.4	Dependence on the main contractor in complex projects – In some of the projects, the Company operates as a subcontractor in complex projects managed by a third party. In these cases, the Company is dependent on the conduct and relationship with the main contractor. Therefore, if the main contractor has financial or operational difficulties or in cases of disagreements or labor disputes with the main contractor, the operating results of the Company may be temporarily impaired until the interfering factor ceases.

Furthermore, disagreements with contractors may lead to eligibility for remedies under the cooperation agreements between the Company and the main contractor and increase the cost of the project. In the event of a termination of the engagement with a main contractor, the Company may be required to engage with an alternative contractor, which will likely result in significant delays in the project and consume many valuable resources.

27.2.5	Technological changes – The area of activity in which the Company operates is characterized by frequent and rapid technological changes that are characterized by the emergence of new generations of competing products or the application of innovative technologies in competing products, every few years. The introduction of new technology-based products and solutions, new delivery platforms, together with the entry into effect of new industry standards, may put pricing pressure on existing products and solutions and/or render them less attractive or outdated. In addition, the potential inherent in this industry and the growth rates in the markets in which the Company operates are developing rapidly. If the Company has difficulty making and presenting such advanced improvements and solutions or if it performs slow delivery procedures, this may adversely affect the Company’s competitive position, cause delays in launching the products, launch products that are not suited to the market, and impair the Company’s results.

27.2.6	Intellectual property infringements – The technologies and methods underlying the solutions and services sold by the Company are not protected by patents or trademarks. Therefore, in the absence of significant development constraints, there is a risk that systems similar to those sold by the Company will be developed by the Company’s competitors or by other parties. Also, competitors may attempt to copy or reproduce certain aspects of the Company’s product lines or make unauthorized use of the Company’s intellectual property. The Company’s failure to protect its intellectual property may impair its ability to compete effectively, and significantly adversely affect the Company’s business.

The cellular communications interception market in particular is characterized by a multitude of proceedings that are initiated in respect of matters related to the unauthorized use of intellectual property. A claim of the Company’s alleged use of third-party intellectual property, without approval, may drag the Company into a lengthy legal and commercial proceeding that will consume much of the Company’s time and resources, and may even require it to enter into a compromise or other dispute resolution agreements, and in that way it may impair the Company’s ability to manage its business and meet its business goals.

27.2.7	Duty of confidentiality – As part of the Company’s engagements with government entities, which constitute the majority of its customers, the Company is subject to various restrictions regarding the publication of engagements with the Company due to the sensitive nature of the products and solutions it provides to its customers and the projects the Company executes on their behalf.

Such engagements often contain classified or sensitive information. Accordingly, in most cases the Company is not authorized to identify its customers in the marketing and sales materials or to advertise the projects in which the Company is involved. Moreover, the classified nature of such engagements may oblige the Company to take a conservative approach with respect to public disclosure in relation to its engagements. These restrictions may adversely affect the Company’s marketing and sales efforts and impair its results.

27.3	Risks unique to the Company

27.3.1	Failures in the information systems – The company relies significantly on technological information systems in order to operate and conduct its business and in order to process, maintain and save the information in its possession. These systems may be exposed to failures or disruptions as a result of, among other things, external factors beyond the Company’s control, such as natural disasters, accidents, power outages, telecommunications failures, new system applications, terrorist operations or war, physical security incidents or cyber attacks. In recent years, there has been a significant increase in the volume and intensity of attempted cyber-attacks by private and state entities, as well as terrorist elements, on information systems of various countries and organizations, designed, among other things, to gain unauthorized access to their computerized systems, in order to make illegal use of assets and/or sensitive information, sabotage the information and disrupt their activities. If the Company is unable to protect sensitive information (whether due to a cyber attack or leaked some other way), the Company’s customers, as well as government authorities, may question the measures taken by the Company to maintain the confidentiality of the information and to reduce exposure. Disclosure of such sensitive information may expose the Company to claims for damage by third parties and/or to claims regarding the violation of the law and/or may damage the Company’s reputation.

In addition, failures or disruptions in the information systems of the Company and/or of its suppliers and business partners may, among other things, impair the Company’s supply chain and the quality of service provided to its customers significantly affecting the results of the Company’s operations or its financial position.

27.3.2	Licenses for the export of security equipment – The Company’s activity depends on obtaining various approvals, permits and licenses related to security exports. As stated, the Ministry of Defense ordered the suspension of licenses for security marketing and export and licenses to engage in encryption items granted to the Company’s subsidiaries and the Company cannot guarantee that these will be renewed. These restrictions may adversely affect the Company’s operations, its ability to enter into new engagements (including with significant customers) and/or lead to the cancellation of existing engagements, and as a result impair the Company’s financial results.

Also, in cases of a violation of the terms of approvals and permits issued to the Company, the Company may be subject to sanctions, from the imposition of fines to the revocation of approvals and permits issued thereto, which may impair its functioning and financial results.

27.3.3	Multiple legal proceedings against the Company – The many pending proceedings against the Company, including against officers, employees, contractors or agents of the Company, may damage the Company’s reputation and discourage governments and government agencies or other existing or potential partners from purchasing its solutions and services.

27.3.4	Financing – In order to finance its business activities, the Company may require, from time to time, external sources of financing, including the raising of capital or debt from the public, from private or institutional entities or from its controlling shareholders in a way that the Company may incur expenses involved in the raising of the required financing, including bank fees, legal expenses, accounting fees, distribution and marketing expenses and additional costs.

In addition, the Company may face difficulties in the raising of financing and in the availability of external investors in view of the Company’s trading history in the capital market and due to the legal proceedings against it. In addition, the Company may continue to suffer from its shares’ limited liquidity in the United States due to their delisting from the Nasdaq.

The lack of financing may oblige the Company to reduce the volume of its activities and significantly impair its business and financial results.

27.3.5	Technological developments – The market for cellular interception solutions in which the Company operates is characterized by fast technological development and high growth rates. The introduction of new and advanced technology products and solutions, new delivery platforms, together with new industry standards, technological barriers and intellectual property protection measures for new technologies, may put pressure on existing products and solutions and/or render them unprofitable or outdated. The Company’s success is affected by its ability to anticipate and respond according to changes in technological and industrial standards through innovative products and solutions that will meet the changing needs of its customers.

27.3.6	Dependence on the ULIN system supplier – The Company’s ULIN system activity is carried out under the Company’s exclusive agreement with a third party supplier that provides the Company with services and resources for the system’s development and maintenance (for details regarding the agreement, see Section 22.1 above). As a result, the Company is dependent on the supplier’s activity. Termination of the engagement with the supplier may lead to the termination of the ULIN system activity such that will significantly impair the Company’s financial results.

27.3.7	Dependence on key personnel – As of the date of publication of the report, the Company has a dependence on Mr. Anatoly Hurgin and Mr. Alexander Aurovsky, who are key personnel in the Company and in its business management, due to their rich experience and expertise in the Company’s area of activity and familiarity with a wide range of existing and potential customers.

27.4	The following is the Company’s assessment regarding the extent of the impact of the risk factors on the Company, as stated in this Section 27 above:

Risk Factor	Impact of Risk Factor
	High	Moderate	Low
Macroeconomic Risks
Spread of the Corona virus	X
Security, political and geopolitical situation in the target markets	X
Security situation in Israel			X
Israeli identity			X
Impact of legislation and other regulation on the Company’s activity		X
Economic situation in foreign markets		X
Fluctuations in the USD exchange rate			X
Sector Risks
Competition		X
Supply chain and dependence on suppliers	X
Dependence on customers	X
Dependence on the main contractor in complex projects		X
Technological changes		X
Intellectual property infringements			X
Duty of confidentiality			X
Risks Unique to the Company
Information system failures		X
Defense equipment export licenses		X
Multiple legal proceedings against the Company		X
Dependence on the ability to raise financing for the Company	X
Technological developments		X
Dependence on ULIN system supplier	X
Dependence on key people	X

Chapter B

Board of Directors’ Report on the State of the Corporation’s Affairs

For the Period ended December 31, 2020

Part One – Explanations of the Board of Directors regarding the State of the Company’s Business, Results of Operations, Capital and Cash Flows

The Company’s Board of Directors is pleased to submit the Board of Directors’ Report on the State of the Company’s Affairs for the year ended December 31, 2020 (“2020” or the “the Reporting Period”) and for the six-month period ended December 31, 2020. The Board of Directors’ Report is an integral part of the Periodic Report in all its parts, and the periodic report should be read as a single unit. The Board of Directors’ Report reviews the Company’s main activities during the reporting period in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (“the Reporting Regulations”).

The financial data appearing in the Board of Directors’ Report are based on the Company’s audited consolidated financial statements as of December 31, 2020, which are prepared in accordance with International Financial Reporting Standards – IFRS (for additional information regarding the accounting policies, see Note 2 to the Company’s consolidated financial statements attached as Chapter C to this report).

1.	Main data from the description of the corporation’s business

1.1.	Concise description of the Corporation’s business

The Company is a holding company incorporated in the Cayman Islands. The Company operates through subsidiaries that provide defense systems advanced solutions for intercepting data communications, geographic location and cyber for various government, military, police and intelligence agencies around the world. The company holds the full issued and paid-up share capital of the companies ACSI, ASM and Telcostar.

1.2.	Events and changes that have occurred in the Company’s state of affairs

Delisting from trading on the Nasdaq

At the end of the trading day of December 27, 2019, the Company’s shares were delisted from trading on the Nasdaq. On January 1, 2020, the Company announced that it is making a transition to reporting according to the provisions of Chapter F of the Securities Law applying to reporting corporations in Israel (“the New Reporting Format”), with regard to the Company’s immediate reports, while with regard to its periodic reports the Company continued to report according to Chapter E3 of the Law for six months from the date of delisting its shares from trading on the Nasdaq in accordance with the provisions of Section 36(2a) of the Law (“the Transition Period”). For additional information, see the Company’s immediate reports dated December 29, 2019 (Ref: 2019-01-114564), and from January 1, 2020 (Ref: 2020-01-000585), which are presented in this report by way of reference.

Transition to IFRS

On June 26, 2020, the Company announced that as part of the transition to the new reporting format, the Company will adopt the International Financial Reporting Standards (“IFRS”) as of January 1, 2020. The Company’s functional currency and reporting currency is the US Dollar (“USD”).

Suspension of trading

On October 1, 2020, trading in the Company’s shares was suspended after the Company delayed the publication of the semi-annual report as of June 30, 2020 (Ref: 2020-01-140514) (“the semi-annual report”). After the Company published the semi-annual report on December 27, 2020 and therefore again met the TASE’s conditions for resuming trading in its shares, the Company’s shares were again traded on the TASE’s main list as of December 30, 2020.

Changes in the tenure of Company officers

During the reporting period, the Company made changes regarding Company officers, including appointing external directors to the Company as part of the measures taken by the Company to adapt its institutions to the provisions of corporate governance and Israeli law in accordance with Section 39A of the Securities Law, 1968. For additional information regarding changes in the tenure of Company officers, see Section 16.7 of Chapter A above.

Spread of the Corona virus

In early 2020, the Corona virus broke out in China, and it continues to spread around the world, including in Israel. On March 14, 2020, during the reporting period, many governments, including the Government of Israel, took action to deal with the outbreak of the pandemic that led to a reduction in activity in the business economy in Israel and around the world.

For details regarding the effect of the spread of the Corona virus on the Company’s activities, see Section 27.1.1 of Chapter A above.

2.	Financial position

The following are the main developments that took place in the Company’s Statement of Financial Position items:

Item	As of December 31		The Company’s
	2020	2019	Explanations for the Change
In USD thousands

Current assets	12,976	14,922	The decrease stems mainly from the decrease in the customers balance in the amount of USD 1,950 thousand due to the recording of a provision for a doubtful debt for the full debt of one of the Group's customers for a number of reasons, including primarily the Corona crisis that has recently harmed the Group and led, among other things, to delays in the collection of this debt.

Non-current assets	842	2,264	The decrease is mainly due to:
			(a) Current depreciation and amortizations of property and equipment, intangible assets and the Company's right-of-use asset in the amount of USD 699 thousand; and (b) A decrease of USD 680 thousand in the balance of the restricted deposit due to withdrawal therefrom. For additional information, see Note 5 to the financial statements.

Current liabilities	22,942	19,838	The increase is mainly due to:
			(a) an increase in the amount of USD 1,419 thousand in the balance of ‘progress payments in excess of accumulated costs with respect to projects’, which resulted from an amount received at one of the Group’s projects, offset by amounts recognized in the Statement of Profit and Loss in the period; (b) an increase of USD 772 thousand and USD 436 thousand in the balance of ‘accrued payroll and other compensation related accruals’ and ‘related parties’, respectively, mainly due to the fact that no remuneration was paid to the substantial shareholders from September 2019 and until the date of this report; and (c) an increase of USD 406 thousand in the balance of ‘trade payables, accrued expenses and other accounts payable’, which resulted from a delay in payments due to the Company’s cash flow difficulties.

Non-current liabilities	128	242	No significant change.

Capital deficit	(9,252)	(2,894)	The increase is mainly due to the comprehensive loss in 2020.

Liabilities and capital deficit	13,818	17,186	The change is due to the above explanations.

3.	Main results of Operations

The following are the main developments that occurred in the Statements of Profit and Loss items:

Item	For the Year ended December 31

The Company’s Explanations for the Change between:

(1) the Year ended December 31, 2020 compared to the Year ended December 31, 2019 and

(2) the Year ended December 31, 2019 compared to the Year ended December 31, 2018

	2020	2019	2018
	In USD thousands

Revenues	1,726	1,885	539	(1) No significant change. (2) The increase is mainly due to the increase in sales of approx. USD 1.3 million from customers in Asia.

Cost of revenues	2,806	3,130	1,621

(1) The decrease is mainly due to:

(a) a decrease of USD 142 thousand in amortization expenses; and (b) a decrease of USD 138 thousand in payroll and related expenses.

(2) The increase is mainly due to:

(a) a new services agreement signed in January 2019 with a third party in the context of the Company's ULIN activities; and (b) an increase of USD 329 thousand in amortization expenses in respect of an intangible asset recognized as part of the acquisition of Telcostar’s full share capital on January 15, 2019 (an expense that did not exist in 2018).

Gross loss	(1,080)	(1,245)	(1,082)	The change is due to the above explanations

Sales and marketing expenses	1,021	1,508	2,597

(1) The decrease is mainly due to:

(a) a decrease of USD 267 thousand in ‘payroll and related expenses’ and (b) a decrease in the amount of USD 169 thousand in ‘travel expenses abroad’ and ‘participation in exhibitions’ due to the Corona crisis.

(2) The decrease is mainly due to:

(a) royalties expenses in the amount of approx. USD 1.3 million that were recognized during 2018 resulting from the Company’s agreement with Telcostar, which was in effect before the Company acquired Telcostar’s full share capital on January 15, 2019. This increase was partially offset by:

(b) an increase in the amount of USD 241 thousand in expenses in respect of agents’ fees.

General and administrative expenses	4,330	4,819	6,522

(1) The decrease is mainly due to:

(a) a decrease in the amount of USD 2,149 thousand in legal expenses in view of the fact that some of the legal proceedings have recently ended and some are in advanced stages that require less legal assistance; (b) a reduction in the amount of USD 334 thousand in directors' remuneration in view of the higher remuneration amounts in 2019 and also in view of the fact that more directors served during 2019

(c) the recording of a provision for a doubtful debt on the full debt of one of the Group's customers in the amount of USD 1,950 thousand for a number of reasons, including primarily the Corona crisis that has recently harmed the Group and led, among other things, to delays in the collection of this debt.

(2) The decrease is mainly due to:

(a) a decrease of USD 1,004 thousand in legal expenses in view of the decrease in legal activity; and (b) a decrease of USD 383 thousand in professional expenses.

Operating loss	(6,431)	(7,572)	(10,201)	The change is due to the above explanations

Financing income	-	-	157	Financing income in 2018 included financing income from exchange rate differentials.

Financing expenses	278	233	217	No significant changes.

Comprehensive loss	(6,709)	(7,805)	(10,261)	The change is due to the above explanations

4.	Liquidity

The following are data regarding the Company’s liquidity status:

Item	For the Year ended December 31			The Company’s Explanations for the Change between: (1) the Year ended December 31, 2020 (2) the Year ended December 31, 2019 (3) the Year ended December 31, 2018
	2020	2019	2018
	In USD thousands

Net cash used in operating activities	(607)	(8,624)	(5,030)

(1) The net cash used in operating activities this year amounted to USD 607 thousand, which mainly included a comprehensive loss of USD 6,709 thousand, less a decrease of USD 1,950 thousand in the balance of customers in respect of the recording of a provision for a doubtful debt for the full debt of on of the Group’s customers in the amount of USD 1,950 thousand as described above, adjustments to profit and loss items in the amount of USD 1,140 thousand, an increase in the amount of USD 1,419 thousand in the balance of progress payments in excess of accumulated costs with respect to projects, an increase of USD 807 thousand in the balance of accrued payroll and other compensation related accruals, an increase of USD 436 thousand in the balance of related parties and an increase in the amount of USD 406 thousand in the balance of trade payables, accrued expenses and other accounts payable.

(2) The net cash used in operating activities this year amounted to USD 8,624 thousand, which mainly included a comprehensive loss of USD 7,805 thousand, a decrease of USD 1,138 thousand in the balance of progress payments in excess of accumulated costs with respect to projects, a decrease of USD 932 thousand in the balance of trade payables, accrued expenses and other accounts payable, a decrease of USD 459 thousand in the balance of accrued expenses and accounts payable with respect to projects, less adjustments to profit and loss items in the amount of USD 1,309 thousand, an increase of USD 245 thousand in the balance of accrued payroll and other compensation related accruals, and an increase of USD 197 in the balance of related parties.

(3) The net cash used in operating activities this year amounted to USD 5,030 thousand, which mainly included a comprehensive loss of USD 10,261 thousand, less an increase in the amount of USD 2,184 thousand in the balance of progress payments in excess of accumulated costs with respect to projects, an increase of USD 2,179 thousand in the balance of other receivables and debit balances and adjustments to profit and loss items in the amount of USD 783 thousand.

Net cash provided by (used in) investing activities	680	(732)	(49)

(1) The net cash provided by investing activities this year amounted to a total of 680, which included a decrease in the balance of the restricted deposit.

(2) The net cash used in investing activities this year amounted to USD 732 thousand, which included an increase of USD 680 thousand in the balance of the restricted deposit, the purchase of property and equipment in the amount of USD 141 thousand, less the proceeds from the realization of property and equipment in the amount of USD 84 thousand and the acquisition of Telcostar shares, net from cash received in the amount of USD 5 thousand.

(3) The net cash used for investing activities this year amounted to USD 49 thousand for the purchase of property and equipment in the amount of USD 123 thousand, less the proceeds from the realization of property and equipment in the amount of USD 74 thousand.

Net cash provided by (used in) financing activities	(88)	(67)	12,991

(1) The net cash used in financing activities this year amounted to USD 88 thousand, which included the repayment of a lease liability.

(2) The net cash used in financing activities this year amounted to USD 67 thousand, which included the repayment of a lease liability in the amount of USD 70 thousand, less the proceeds from the issuance of shares and options, net, in the amount of USD 3 thousand.

(3) The net cash used in financing activities this year amounted to USD 12,991 thousand, which included the proceeds from the issuance of shares and options, net, in the amount of USD 11,599 thousand. Payment on account of shares in the amount of USD 1,457 thousand, less the repayment of a lease liability in the amount of USD 65 thousand.

For details regarding the Company’s working capital, see Section 18 of Chapter A of this report.

5.	Financing sources

As of December 31, 2020, the Company’s cash balance amounts to USD 418 thousand.

The Company’s capital deficit as of December 31, 2020 is approx. USD 9.3 million, compared to capital deficit y of approx. USD 2.9 million as of December 31, 2019. The capital deficit as of December31, 2020 constitutes approx. 67% of the total assets, compared with the capital deficit that constitutes approx. 17% of the total assets as of December 31, 2019.

For additional information regarding the Company’s financing sources, see Section 19 of Chapter A of this report.

Part Two – Corporate Governance Aspects

Following the delisting of the Company’s shares from trading on the Nasdaq Stock Exchange, the Company ceased being a dual company to which the dual listing arrangement applies. Following the delisting, on January 19, 2020, the directors Mr. Yosef Tene, Mr. Avraham Dan and Ms. Limor Baldav submitted notice to the Company regarding their resignation, effective immediately. For additional information, see the Company’s immediate reports dated January 20, 2020 (Refs: 2020-01-007953, 2020-01-007956, 2020-01-007959), which are included in this report by way of reference.

6.	Directors with accounting and financial expertise

According to the provisions of Section 92(a)12 of the Companies Law, 1999 (“the Companies Law”), the Company’s Board of Directors has determined that the appropriate minimum number of directors of the Company with accounting and financial expertise, taking into consideration, among other things, the Company’s size, type and complexity of the activity is one director.

As of the date of publication of the report, the Company has three directors with accounting and financial expertise: Ms. Maya Sadrina who was appointed in February 2020, Mr. Amir Ariel, who was appointed as an external director of the Company by the General Meeting of the Company’s shareholders subsequent to the reporting period, and Mr. Joseph Tenne, who was appointed by The Company’s Board of Directors subsequent to the reporting period. For details, see immediate reports dated February 26, 2020 (Ref: 2020-01-007944); March 12, 2020 (Ref: 2020-01-023829); January 3, 2021 (Ref: 2021-01-000711); February 10, 2021 (Ref: 2021-01-016542); and February 18, 2020 (Ref: 2021-01-020701), which are included in this report by way of reference.

7.	Internal Auditor

Due to the financial difficulties the Company is facing, and in view of the Company’s limited activity during the reporting period, an internal auditor was not appointed to the Company in the reporting period. Below are details regarding the internal auditor, who was appointed subsequent to the reporting period:

7.1.	General

Name of the Internal Auditor: Israel Gvirtz, Accountant.

Date of appointment: February 22, 2021

The Internal Auditor is not an employee of the Company and he provides internal audit services as an external service provider through Fahn Kanne Control Management Ltd. (“Fahn Kanne Firm”).

To the best of the Company’s knowledge, the Internal Auditor complies with the provisions of Section 146(b) of the Companies Law and the provisions of Sections 3(a) and 8 of the Internal Audit Law, 1992 (“the Internal Audit Law”).

To the best of the Company’s knowledge, the Internal Auditor and/or the Fahn Kanne Firm do not hold securities of the Company or of entities related thereto nor do any of them have significant business relations of any kind with the Company or with an entity related thereto.

7.2.	Date of appointment and reasons for approving the appointment

The appointment of the Internal Auditor was approved by the Audit Committee and the Company’s Board of Directors on February 22, 2021, after an in-depth examination of his education (as specified in Regulation 26 of the Report on Additional Information on the Corporation) and his experience – partner in the Fahn Kanne Firm, a subsidiary of the Fahn Kanne & Co. accounting firm, Grant Thornton Israel, with attention to the type of activity of the Company, its scope and complexity. Mr. Gvirtz serves as an internal auditor, including in public companies and private and public entities.

7.3.	Identity of the person in charge of the Internal Auditor

The person in charge of the Internal Auditor is the Chairman of the Board, in coordination with the Chairman of the Audit Committee.

7.4.	The audit plan

The annual audit plan will be determined by the Audit Committee and the Internal Auditor in coordination with the Company management, according to the Company’s day-to-day financial and operational processes and according to the periodic needs arising from nonrecurring activities. As of the reporting date, the Company has not yet determined an audit policy.

7.5.	Scope of employment

The Internal Auditor is expected to be employed around 100 hours in 2021. The scope of the Internal Auditor’s employment will be adapted to the Company’s activities and complexity. Depending on the scope of the Company’s activity in a given year, the hours devoted to internal auditing may vary.

7.6.	Conducting the audit

According to the Internal Auditor’s statement, the internal audit will be conducted in accordance with the auditing standards accepted in Israel and around the world and in accordance with professional guidelines for the internal audit, taking into account, of course, the Company’s circumstances and the provisions of the Internal Audit Law and the Companies Law. The Board of Directors believes that the Internal Auditor meets the requirements determined in professional standards, taking into account the Auditor’s professionalism, skills, and experience.

7.7.	Access to information

The Internal Auditor will have full, unlimited and unmediated access to the information systems and financial data of the Company and its investee companies, for the purpose of auditing under Section 9 of the Internal Audit Law.

7.8.	Report of the Internal Auditor

The internal auditor will submit his reports in writing to the CEO and Chairman of the Board of Directors and to the Chairman of the Audit Committee. The reports will be submitted to the members of the Audit Committee for review and will be discussed in the Audit Committee, on an ongoing basis.

7.9.	Remuneration

The Internal Auditor’s remuneration will be based on actual work hours.

8.	The Company’s Independent Auditor

8.1.	Identity of the Independent Auditor

The Company’s Independent Auditors are Ziv Haft BDO, Accountants (“the Independent Auditor”).

8.2.	The Independent Auditor’s fee

The independent auditor’s fees for audit services, audit-related services for the years 2020 and 2019:

	Work Hours	Fees In USD thousands	Work Hours	Fees In USD thousands
	2020		2019
Total in respect of audit services, audit-related services and current tax services	1,745	144	1,750	134
Total in respect of related services	-	-	-	-
Total	1,745	144	1,750	134

The Auditor’s fee for the audit services is determined taking into account the hours required to perform the audit. The Auditor’s fee is determined by the Company’s Board of Directors, which was authorized by the General Meeting to determine and approve the Auditor’s fee for auditing operations and for additional services depending on the nature and scope of the services provided and to be provided to the Company. The Auditor’s fee is as customary in the market for companies of the size and type of the Company.

The Company’s Independent Auditor included a note in his opinion regarding the Company’s ability to continue as a going concern, as detailed in the Report of the Independent Auditor to the Company’s Shareholders that appears in the Consolidated Financial Statements as of December 31, 2020, attached in Chapter C of this report.

9.	Company policy regarding donations

The Company has not determined a policy regarding charitable donations. In the reporting period, the Company did not donate any amounts.

10.	Significant events subsequent to the date of the Statement of Financial Position

For significant events subsequent to the date of the Statement of Financial Position, see Note 16 to the consolidated financial statements as of December 31, 2020, which are attached as Chapter C to this report.

Chapter C: Consolidated Financial Statements as of December 31, 2020

Ability Inc.

Consolidated Financial Statements as of December 31, 2020

Ability Inc.

Consolidated Financial Statements as of December 31, 2020

- - - - - - - - - - - -

Ability Inc.

Consolidated Statements of Financial Position

		As of December 31		As of January 1
	Note	2020	2019	2018
		USD thousands

Current assets

Cash and cash equivalents		418	433	1,944
Restricted deposit for put option	4	12,497	12,460	12,143
Accounts receivable, net		-	1,950	1,975
Inventory		-	-	50
Income tax receivable		-	-	162
Other receivables		61	79	2,325

Total current assets		12,976	14,922	18,599

Non-current assets

Restricted deposit		-	680	-
Property and equipment, net	5	297	599	1,388
Intangible assets, net	6	356	698	-
Right-of-use assets	7	189	287	477

Total non-current assets		842	2,264	1,865

Total assets		13,818	17,186	20,464

The attached notes constitute an integral part of the Consolidated Financial Statements.

Ability Inc.

Consolidated Statements of Financial Position

		As of December 31		As of January 1
	Note	2020	2019	2018
		USD thousands

Current liabilities

Accrued payroll and other compensation related accruals		1,205	433	135
Trade payables, accrued expenses and other accounts payable		3,384	2,978	4,056
Related parties	9	633	197	-
Liability in respect of Put options	4	12,497	12,460	12,143
Accrued expenses and accounts payable with respect to projects		2,286	2,280	2,541
Progress payments in excess of accumulated costs with respect to projects	8	2,771	1,352	306
Lease liabilities		166	138	154

Total current liabilities		22,942	19,838	19,335

Non-current liabilities

Accrued severance pay		52	63	241
Lease liabilities		76	179	297

Total non-current liabilities		128	242	538

Total liabilities		23,070	20,080	19,873

Shareholders’ equity (deficit)

Ordinary shares	10	8	8	3
Additional Paid-in Capital		33,487	33,136	18,560
Accumulated deficit		(42,747)	(36,038)	(17,972)

Total shareholders’ equity (deficit)		(9,252)	(2,894)	591

Total liabilities and shareholders’ equity (deficit)		13,818	17,186	20,464

The attached notes constitute an integral part of the Consolidated Financial Statements.

March 29, 2021
Financial Statements Date of Approval	Anatoly Hurgin CEO and Chairman of the Board of Directors	Evyatar Cohen CFO

Ability Inc.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year ended December 31
	Note	2020	2019	2018
		USD thousands (Except Net Loss per Share Data)

Revenues	12	1,726	1,885	539

Cost of revenues		2,806	3,130	1,621

Gross loss		(1,080)	(1,245)	(1,082)

Sales and marketing expenses		1,021	1,508	2,597
General and administrative expenses	13	4,330	4,819	6,522

Operating loss		(6,431)	(7,572)	(10,201)

Financing income		-	-	(157)
Financing expenses		278	233	217

Net and comprehensive loss		(6,709)	(7,805)	(10,261)

Loss per ordinary share (USD)

Net loss - basic and diluted		(0.94)	(1.10)	(3.47)

The attached notes constitute an integral part of the Consolidated Financial Statements.

Ability Inc.

Consolidated Statements of Changes in Equity

	Ordinary shares	Additional Paid-in Capital	Accumulated Deficit	Total shareholders’ equity (deficit)
	USD thousands

Balance as of January 1, 2018	3	18,560	(17,972)	591

Issuance of shares and options	3	11,596	-	11,599
Issuance of restricted shares to employees	*	-	-	*
Payment on account of shares	*	1,457	-	1,457
Share-based Payment	-	163	-	163
Comprehensive loss	-	-	(10,261)	(10,261)

Balance as of December 31, 2018	6	31,776	(28,233)	3,549

Issuance of shares and options	*	3	-	3
Conversion of loan from substantial shareholders into shares	*	*	-	*
Issuance of shares and options in connection with Telcostar acquisition	1	1,031	-	1,032
Issuance of restricted shares to substantial shareholders	1	(1)	-	-
Forfeiture of restricted shares granted to a former employee	*	(32)	-	(32)
Share-based Payment	-	359	-	359
Comprehensive loss	-	-	(7,805)	(7,805)

Balance as of December 31, 2019	8	33,136	(36,038)	(2,894)

Forfeiture of restricted shares granted to a former employee	*	(17)	-	(17)
Share-based Payment	-	368	-	368
Comprehensive loss	-	-	(6,709)	(6,709)

Balance as of December 31, 2020	8	33,487	(42,747)	(9,252)

* Represents less than USD 0.5 thousand.

The attached notes constitute an integral part of the Consolidated Financial Statements.

Ability Inc.

Consolidated Statements of Cash Flows

	For the Year ended December 31
	2020	2019	2018
	USD thousands
Cash flows from operating activities

Comprehensive loss	(6,709)	(7,805)	(10,261)

Adjustments required to present cash flows from operating activities:

Adjustments to profit and loss items:
Depreciation	178	201	235
Amortizations	521	663	349
(Profit) loss from realization of property and equipment	8	37	(7)
Financing expenses	82	81	43
Share-based payment	351	327	163

	1,140	1,309	783
Changes in asset and liability items:
(Increase) decrease in receivables	1,950	46	(21)
Decrease in other receivables	18	94	2,179
Increase in accrued payroll and other compensation related accruals	807	245	53
Increase (decrease) in trade payables, accrued expenses and other accounts payable	406	(932)	(146)
Increase in related parties	436	197	-
Increase in income tax payable	-	3	159
Increase (decrease) in accrued expenses and accounts payable with respect to projects	6	(459)	198
Increase (decrease) in progress payments in excess of accumulated costs with respect to projects	1,419	(1,138)	2,184
Decrease in accrued severance pay, net	(11)	(104)	(74)
Interest paid	(69)	(80)	(84)

	4,962	(2,128)	4,448

Net cash used in operating activities	(607)	(8,624)	(5,030)

The attached notes constitute an integral part of the Consolidated Financial Statements.

Ability Inc.

Consolidated Statements of Cash Flows

	For the Year ended December 31
	2020	2019	2018
	USD thousands
Cash flows from investing activities

Decrease (increase) in restricted deposit	680	(680)	-
Acquisition of Telcostar shares, net from cash received	-	5	-
Purchase of property and equipment	-	(141)	(123)
Proceeds from realization of property and equipment	-	84	74

Net cash provided by (used in) investing activities	680	(732)	(49)

Cash flows from financing activities

Repayment of lease liability	(88)	(70)	(65)
Proceeds from issuance of shares and options, net	-	3	11,599
Receipts from utilization of line of credit	-	-	1,457
Repayment of line of credit	-	-	(1,457)
Payment on account of shares	-	-	1,457

Net cash provided by (used in) financing activities	(88)	(67)	12,991

Increase (decrease) in cash and cash equivalents	(15)	(9,423)	7,912

Cash and cash equivalents at beginning of year	433	9,856	1,944

Cash and cash equivalents at end of year	418	433	9,856

The attached notes constitute an integral part of the Consolidated Financial Statements.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 1: General:

a.	General

Ability Inc. (hereinafter: “the Company”) was incorporated in the Cayman Islands on September 1, 2015, and was originally named Cambridge Holdco Corp. It was established as a wholly owned subsidiary by Cambridge Capital Acquisition Corporation (hereinafter “Cambridge”), a “blank check” company (SPAC), an American company incorporated under the laws of the State of Delaware, USA on October 1, 2013 and which began trading on Nasdaq on December 23, 2013.

On December 23, 2015, a business merger process took place that included the following proceedings: a merger between the Company and Cambridge where the Company survives and as a result entered Cambridge’s trading on the Nasdaq, its shares and options traded under the symbols “ABIL” and “ABILW”, respectively. On April 18, 2016, the Company’s options were delisted from trading on the Nasdaq and since that day they have been traded on a trading platform (non-exchange) called OTC in the OTC Open Market list (hereinafter: “OTC Pink”). In addition, as part of the merger process, the Company acquired the entire issued shares of Ability Computer and Software Industries Ltd. (hereinafter “ACSI”), an Israeli company, in a general process of mainly exchanging shares and becoming the sole owner of this company and also acquired 16% of the issued shares of Ability Security Systems Ltd. (hereinafter “ASM”), which is also an Israeli company, from the sole shareholder of ASM at the time, in exchange for cash and a put option to sell the remaining shares to the Company, an option which he exercised in January 2016, and as a result, on the date of the exercise, the Company became the sole owner of this company as well.

On January 12, 2016, the Company began trading in a dual listing also on the Tel Aviv Stock Exchange under the symbol “AVIL”.

On January 15, 2019, the transaction to purchase the entire issued shares of Telcostar Pte Ltd. was completed. (hereinafter: “Telcostar “) by the Company, which became another subsidiary of the Company.

The Company, ACSI, ASM and Telcostar are hereinafter defined as “the Group”.

b.	Business merger procedure:

1.	The merger process was defined as an upside-down acquisition and was carried out as follows: Anatoly Hurgin and Alexander Aurovsky (hereinafter “the substantial shareholders”), the shareholders in ACSI waived their shares in that company and in return received the following consideration: (1) 1,621,327 of the Company’s shares, which represented approx. 63% of the Company’s total shares immediately following this process. (2) USD 18.1 million in cash. (3) USD 11.9 million deposited in a trust account as security for a put option received by the substantial shareholders giving them the right to sell to the Company the 117,327 shares held by them in exchange for cash in the amount of USD 101.0 per share plus the proportionate interest accrued in respect of the deposit deposited in the trust. See Note 4 for additional information regarding this option. (4) Entitlement to receive an additional 794,300 shares, depending on the profitability targets determined in the agreement for 2015, 2016, 2017 and 2018. The targets for all these years were not achieved (it should be noted that the sole shareholder of ASM at the time and a company that accompanied the business merger process were also entitled to receive an additional 50,700 shares in accordance with the same profitability targets).

2.	A consultant in the context of the merger transaction received the following consideration as part of the merger process: (1) 48,000 of the Company’s shares, (2) USD 1.2 million in cash, (3) entitlement to receive an additional 25,350 shares in accordance with the same profitability targets stated above.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 1: General (Continued):

b.	Business merger procedure (Continued):

3.	The Company purchased 16% of the issued shares of ASM from the sole shareholder of ASM at the time for the following consideration: (1) USD 0.9 million in cash (2) a put option to sell the balance of the shares to the Company in exchange for 48,000 of the Company’s shares, an option which he exercised in January 2016, and as a result the Company became the sole owner of ASM at the time of exercise. (3) entitlement to receive an additional 25,350 shares in accordance with the same profitability targets stated above.

4.	The transaction costs of ACSI in connection with the merger transaction amounted to USD 6.3 million, which included a commission to the consultant (USD 1.2 million in cash and shares with a value of USD 4.3 million as detailed above) as well as other consulting costs.

5.	In the course of the business merger process, a Cambridge deposit of USD 81.3 million was released. The following is the use made of this deposit: USD 21.6 million was returned to Cambridge shareholders who decided not to enter into the business merger process in exchange for 213,676 shares, USD 18.1 million and USD 11.9 million were transferred to the substantial shareholders as payment and as a deposit against the put option they received as part of the transaction (see also Note 4 for additional information), respectively, USD 0.9 million was paid to the previous shareholder of ASM, USD 7.8 million was paid for Cambridge debts, USD 2.0 million was paid as the Company’s expenses in connection with the merger process and the balance of USD 19.0 million was transferred to ACSI for its ongoing operations.

c.	Business activity:

The Company operates through wholly owned subsidiaries that provide defense systems and advanced solutions for intercepting data communications, geographic location and cyber for various government, military, police and intelligence agencies around the world.

d.	Going concern:

As of December 31, 2020, the Group had an accumulated deficit of approx. USD 42,747 thousand, cash and cash equivalents of USD 418 thousand and a comprehensive loss of US 6,709 thousand for the year ended that day.

Due to the continuing low revenues along with significant expenses for legal and professional services, the Group is suffering from constant losses, a capital deficit and a negative cash flow from operating activities. Several Group companies are under investigation by the Israeli Ministry of Defense, which ordered the suspension of certain export licenses. In addition, severe restrictions on movement imposed by many countries as a result of the Corona virus (“COVID-19”), prevented the Group from completing the system acceptances in various projects. The Group is making every effort to overcome this issue as soon as possible. These and other factors, together with other reasons described below, raise significant doubts about the Group’s continued ability to function as a going concern.

The attached Consolidated Financial Statements do not include any adjustments regarding the values of the assets and liabilities and their classification that may be necessary if the Group is not able to continue operating as a “going concern”.

Management is investing significant marketing efforts in order to generate additional revenue and at the same time works to reduce the Group’s expenses, especially in the context of legal expenses and professional services, in order to again become profitable. In addition, the Group is working to settle the claims against it.

However, there is no guarantee that the Group will be able to again become profitable, achieve the level of financing required for its operations and eliminate all claims against it. If the Group is unable to generate additional revenue to support its operations or raise additional capital, it may need to reduce or discontinue its operations.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 1: General (Continued):

e.	Adoption of International Financial Reporting Standards (IFRS):

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter: “IFRS”), and in accordance with the provisions of the Securities Regulations (Annual Financial Statements), 2010, and are the first consolidated annual financial statements reported in accordance with IFRS.

In these financial statements, IFRS 1, “Initial Adoption of International Financial Reporting Standards” was implemented. See additional information in Section f.2 below and in Note 2.a. The effect of the transition to reporting in accordance with IFRS on the Group’s financial position and results of operations is detailed in Note 3 below.

Prior to the transition to international standards, the Group prepared its financial statements in accordance with generally accepted accounting principles in the United States (“US GAAP”).

The Company’s Annual Financial Statements as of December 31, 2019, prepared in accordance with generally accepted US accounting principles, and not in accordance with IFRS, together with these financial statements, should be read only in connection with certain notes, including Note 11 regarding contingent liabilities and engagements.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 1: General (Continued):

f.	Significant Events:

1.	On January 15, 2019, a transaction was completed for the acquisition of the full share capital of Telcostar by the Company in exchange for the issue of 354,609 of the Company’s shares and three option warrants that can each be converted into 100,000 of the Company’s shares. The first option can be converted for a period of 30 days starting one year after the closing date, the second option can be converted for 30 days starting two years after the closing date and the third option can be converted for 30 days starting from the closing date. The total consideration from the acquisition of the shares was approx. USD 1,032 thousand. The options that vested were not converted and therefore they expired.

2.

At the end of the trading day of December 27, 2019 (hereinafter: “the date of delisting from the Nasdaq”), the Company’s shares were delisted from trading on the Nasdaq Stock Exchange in the United States. In accordance with the provisions of Section 36(a2) of the Securities Law, 1968 (hereinafter: “the Law”), as of the date of delisting from the Nasdaq, the Company reports in accordance with the reporting format applicable to reporting corporations in Israel with respect to its current reports.

With regard to the Company’s periodic reports, the Company continued to report in accordance with the provisions of Chapter E3 of the Law, which regulates the reporting obligations of a corporation whose securities are listed for trading on a stock exchange abroad, for six months from the date of delisting from the Nasdaq (“the Transition Period”). At the end of the transition period, on June 26, 2020, the periodic reporting format applicable to reporting corporations in Israel, in accordance with the provisions of Chapter F of the Law, applies to the Company. As a result of the transition, the Company has adopted the IFRS Reporting Standards as of January 1, 2020. Prior to the adoption of IFRS, the Company prepared its consolidated financial statements in accordance with US GAAP.

3.

In the first quarter of 2020, the COVID-19 virus began to spread throughout the world (hereinafter: “the Corona pandemic”, “the pandemic” or “the virus”), which the World Health Organization declared a global pandemic. The outbreak of the Corona pandemic and the uncertainty regarding the rate of its spread, the length of time it will take for the process to return to routine and the instructions and the various actions that countries will take to deal with the pandemic, have led to a global economic crisis, including in Israel. Among other things, as a result of the spread of the pandemic, the Group was forced to reduce expenses and release a number of employees who are not part of the management on unpaid leave. Some of them returned to work after several months and some were dismissed.

The overall health and economic consequences of the Corona pandemic are not yet fully clear and there is some ambiguity regarding the continuation of business activity with the spread of the virus. Because the Group is committed to adapting its activities to government decisions and to the protection measures that will be taken in the future, a slowdown may be expected in the Group’s activity and a decline in its revenues. During 2019, the Group entered into agreements for the sale of strategic interception solutions, subject to approval by local authorities and compliance with the acceptance of the system. The severe restrictions on movement imposed by many countries have hampered the Group’s ability to complete the system acceptance phase. The Group is making every effort to overcome this issue as soon as possible.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 1: General (Continued):

f.	Significant Events (Continued):

According to the Group’s assessment of the impact of the Corona virus on its business operations, as of the date of this report, the Group estimates that in 2021 there may be an additional decrease in sales and/or in the introducing and finishing additional projects, as many governments and security organizations are reconsidering the allocation of their budgets, in a manner that may create a negative and significant impact on the Group’s operations and financial position. At this stage, beyond the above, the Group is unable to estimate the impact of the Corona pandemic on its business activities.

Note 2: Significant Accounting Policies

a.	Preparation Format for the Financial Statements

The consolidated financial statements have been prepared in accordance with IFRS provisions, and include the additional disclosure required in accordance with the provisions of the Securities Regulations (Annual Financial Statements), 2010. They are the first consolidated financial statements reported in accordance with IFRS. In these financial statements, IFRS 1, “Initial Adoption of International Financial Reporting Standards” was implemented. The date of the transition to IFRS is January 1, 2018. The effect of the transition to reporting in accordance with IFRS on the Group’s financial position and results of operations is detailed in Note 3 below.

b.	Consolidation principles and subsidiaries:

When the Company is exposed, or has rights, to variable returns from its involvement in an invested entity and it has the ability to affect these returns through its influence, the Company controls that entity that is classified as a subsidiary. The Company reassesses its control of a subsidiary when facts and circumstances change.

The consolidated financial statements present the financial statements of the Company and its subsidiaries as the financial statements of a single economic entity from the date that control is achieved until the date on which the Company loses control. Therefore, mutual balances, income and expenses, gains and losses recognized in assets and cash flows, stemming from intra-group transactions between the entities of the Group have been fully eliminated. In addition, the financial statements of the subsidiaries were prepared using a uniform accounting policy with the Company for similar transactions and events in similar circumstances.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies (Continued)

c.	Factors of uncertainty in significant estimates:

Preparation of the Group’s financial statements in accordance with IFRS requires the Company’s management to make estimates and assumptions regarding the future. The Company’s management reviews the estimates on an ongoing basis based on past experience and other factors, such as reasonable assumptions depending on the circumstances regarding future events. The actual results may differ from the management estimates. The effect of a change in estimate is recognized prospectively in the period of the change, if the change affects only that period, or in the period of change and in future periods, if the change also affects those periods.

The following is a description of the significant assumptions regarding the future and of other factors of uncertainty in estimates at the end of the reporting period, for which there is a significant risk that they will require a substantial adjustment to the book values of assets and liabilities during the following reporting period:

Claims

The Group reviews each claim filed and, with the assistance of its legal counsel, reaches the conclusion, based, among other things, on its past experience and theirs, whether a provision should be recognized in the financial statements.

Useful life of fixed assets and intangible assets

Useful life is based on management estimates for the period in which the assets will generate revenue, which are examined each period in order to examine the appropriateness of these estimates. Changes in the management’s estimates may lead to substantial changes in the depreciation expense recognized in profit or loss.

d.	Functional currency and foreign currency

The functional currency is the currency that best reflects the economic environment in which the Group operates and its transactions are made, and according to this currency, its financial position and results of operations are measured. The functional currency of all the Group companies is the USD.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies (Continued)

d.	Functional currency and foreign currency (Continued)

A transaction denominated in foreign currency was recorded on initial recognition in the functional currency using the immediate exchange rate between the functional currency and the foreign currency on the date of the transaction.

At the end of each reporting period:

- Monetary items in foreign currency were translated using the immediate exchange rate at the end of the reporting period;

- Non-monetary items measured in terms of historical cost in foreign currency were translated using the exchange rate on the date of the transaction;

- Non-monetary items measured at fair value in foreign currency were translated using the exchange rate on the date on which the fair value was measured.

Exchange rate differentials stemming from the settlement of monetary items or from the translation of monetary items at exchange rates other than those used for translation upon initial recognition during the period, or those used for translation of the previous financial statements, were recognized in profit or loss in the period in which they arise.

e.	Recognition of revenue

The Group has revenues from the sale of hardware and software products, while providing its customers with its responsibility for them and assisting in connecting them to supporting infrastructures and in performing integration and their integrative adaptation to customer systems. The Group operates both as a subcontractor of main contractors in joint projects and as a main contractor in projects with distributors.

The Group recognizes revenue from contracts with customers, at the time of transfer of control of a good or service to a customer and measures the revenue in an amount that represents the consideration that the Group expects to be entitled to for those goods or services.

According to the provisions of IFRS 15, revenue will be recognized using a five-step model, including:

Step 1 – Identify the contract with a customer.

Step 2 – On the date of engagement in the contract, identify as separate performance obligations and promises to deliver to the customer distinct goods or services.

Step 3 – Determine the transaction price according to the consideration amount to which the Group expects to be entitled in return for the transfer of the goods or services promised to the customer, other than amounts collected in favor of third parties.

Step 4 – Allocate the transaction price to the separate performance obligations identified in the contract.

Step 5 – Recognize revenue when (or to the extent that) the Group meets its performance obligations at a point in time (or over time) by transferring control over the goods or services promised to the customer.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies (Continued)

e.	Recognition of revenue (Continued)

Revenues from projects –

Since the Group does not have the ability to determine the rates of completion or the rate of progress of projects, the recognition of revenue is upon receipt of final acceptance and throughout the project period. According to this method, the Group postpones the recognition of advances from the project until the completion of the work, as well as the related costs incurred during the period. When the total advances in the period exceed the total accumulated costs, the balance will be recorded in the statement of financial position as a liability and vice versa.

Revenues from the sale of products and from the provision of ancillary services –

The Group recognizes revenue from the sale of the products at the point in time when control of the product is transferred to the customer; the transfer of control is normally carried out after a date of the shipping or delivery of the product and receipt of final acceptance from the customer.

The Group provides its customers with a one-year warranty on most of its products. This warranty does not grant the customer an additional service, and therefore is not treated as a separate performance obligation, but as a provision. Based on the Group’s experience, the provision is negligible.

Revenue from the sale of services is recognized proportionally in the period in which the services are provided.

Revenues from software transactions –

The Group recognizes income from the sale of software only after transferring control of the software to the buyer, a necessary condition being the delivery of the software, whether physically, electronically, granting the right to use or permission to duplicate existing copies. The Group recognizes revenue related to the provision of services from software transactions. In the event that the completion rate cannot be reliably determined, the revenue is recognized using the straight-line method throughout the term of the agreement. Software transactions usually include multi-component sales agreements (such as: software, assimilation, installation, upgrades, support, training, consulting, etc.). The Group examines the components of the transaction, including those provided on an “if and when available” basis, to identify the revenue components separately.

f.	Related parties:

Related parties include the substantial shareholders and the entities controlled by them.

g.	Fair value hierarchy:

For the purpose of disclosure, the Group classifies fair value measurements to one of the levels in the fair value hierarchy that reflects the significance of the data used when carrying out the measurement. Fair value hierarchy:

Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2 – Data other than quoted prices included in Level 1, which are observable, directly or indirectly, for the asset or liability.

Level 3 – Non-discernible data for the asset or liability.

When the data used to measure fair value are classified to different levels in the fair value hierarchy, the Group classifies the measurement of fair value as a whole to the lowest level of the data that is significant in the overall measurement. The Group exercises judgment in assessing the significance of a given datum in the overall measurement, taking into account factors specific to the asset or liability.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies (Continued)

h.	Inventory:

The inventory is presented according to its cost plus other costs incurred in bringing the inventory to its current location and condition or according to its net realizable value (the estimated sale price in the ordinary course of business less the estimated costs to completion and the estimated costs required to make the sale), whichever is lower. The cost of the inventory is based on the “first-in, first-out” method. At the end of each reporting period, the Group examines whether there are signs indicating an impairment.

The systems purchased are typically used for one of the following uses: (1) future projects, (2) for demonstration purposes, and (3) spare parts for installed systems. It seems that the purchase classification as inventory is more appropriate for the first use, however, the classification as fixed assets is more appropriate for the second and third uses. In view of this, the Group has previously performed a comprehensive calculation to examine an appropriate balance sheet presentation. The results of the calculation showed that the cost of the systems should be presented in the inventory item during the first year from the date of their purchase and subsequently classified as a fixed asset and depreciated evenly over 4 years from the date of this classification. See also Section i below regarding the depreciation of the cost of the systems.

i.	Property and equipment, net:

Fixed asset items are presented at cost plus direct plus direct acquisition costs, less accumulated depreciation, and they do not include current maintenance expenses. The cost includes spare parts and auxiliary equipment that can only be used in connection with the equipment.

The Group depreciates fixed assets separately for each component of a depreciable fixed asset item having a significant cost compared to the total cost of the item. Depreciation expenses for each period were recognized in profit or loss, unless they were included in the book value of another asset.

The Group reviews the residual value, the useful life and the depreciation method used for a fixed asset item at least at the end of each fiscal year. Changes are treated as a change in an accounting estimate.

The Group tests for signs of impairment of the fixed assets in order to determine if there is a need to examine the recoverable amount in accordance with the provisions of International Accounting Standard 36 regarding the impairment of assets.

In the event that the recoverable amount is lower than the book amount of the asset, the Group will recognize an impairment loss and will reduce the book value of the asset to its recoverable value.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies (Continued)

i.	Property and equipment, net (Continued):

Depreciation and amortization are calculated at equal annual rates over the period of the assets’ useful lives and are as follows:

%

Systems (from their classification date, see also Section h above)	25
Vehicles	15
Leasehold improvements	10-20
Computers and electronic equipment	15-33
Office furniture and equipment	7-10

j.	Intangible assets, net

The intangible assets are presented at the fair value of the equity instruments granted in consideration, less accumulated amortization. Subsequent to initial recognition, intangible assets are measured at cost less accumulated amortization and less accumulated impairment losses.

According to the management’s estimates, the intangible assets have a defined useful life. Assets are depreciated over their useful lives based on the straight-line method and they are examined for impairment when there are indications of impairment. The amortization period and method of an intangible asset with a defined useful life are examined at least at the end of each year. Changes in the useful life or in the expected pattern of consumption of the economic benefits that are expected to be derived from the asset are treated as a change in accounting estimate prospectively. The amortization expenses in respect of intangible assets with a defined useful life are recognized in profit or loss.

Amortizations are calculated at equal annual rates over the period of the assets’ useful lives and are as follows:

%

Intellectual property	33

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies (Continued)

k.	Taxes on income:

Taxes on income in profit or loss include current taxes and deferred taxes. Tax results in respect of current or deferred taxes are recognized in profit or loss, except if they relate to items that are recognized in other comprehensive income or in equity. In these cases, the tax effect is also recorded to the related item in other comprehensive income or in equity.

1. Current taxes

The liability for current taxes is determined using the tax rates and tax laws that were enacted or whose legislation was substantively enacted by the reporting date, as well as the required adjustments regarding the tax liability in respect of previous years. The Group companies did not recognize current taxes in their books in light of the accumulated losses.

2. Deferred taxes

The Group companies did not recognize deferred taxes in their books (due to losses accumulated in the companies and additional timing differences) as they do not anticipate that they will be utilized in the foreseeable future.

l.	Share-based payment

Employees and other service providers of the Group are entitled, among other things, to benefits by way of share-based payments in exchange for the services they have provided. These transactions include transactions with employees that will be settled with the Company’s equity instruments, such as shares or stock options. In the case of share-based payment transactions with employees that are settled in equity instruments, the value of the benefit is measured at the time of granting with reference to the fair value of the equity instruments granted. The benefit value of share-based payment transactions is recognized in profit or loss against a capital reserve over the vesting period based on the best estimate obtainable of the number of equity instruments predicted to mature. When changes are made to a share-based payment plan, the Group recognizes the effects of changes that increase the total fair value of the plan during the remaining vesting period.

m.	Profit (loss) per share

The earnings (loss) per share are calculated by dividing the total profit (loss) attributed to the Company’s shareholders by the weighted average number of ordinary shares that exist during the period. The basic earnings (loss) per share only include shares that actually exist during the period. Potential ordinary shares (convertible securities such as convertible bonds, option warrants and employee options) are only included in the calculation of diluted earnings per share to the extent that their effect dilutes the earnings (loss) per share since their conversion reduces the earnings per share or increases the loss per share. In addition, potential ordinary shares converted during the period are included in the diluted earnings per share only up to the date of conversion, and from that date they are included in the basic earnings (loss) per share.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies (Continued)

m.	Profit (loss) per share (Continued)

The basic and diluted loss is calculated as follows:

	For the Year ended December 31
	2020	2019	2018

Comprehensive loss (in USD thousands)	(6,709)	(7,805)	(10,261)

Weighted average number of shares in the year	7,153,586	7,096,266	2,956,908

Net loss per share, basic and diluted (in USD)	(0.94)	(1.10)	(3.47)

n.	Contingent liabilities

The Group is involved in commercial, governmental and other legal proceedings that arise from time to time. The Group recognizes provisions in the financial statements for these procedures when there is an obligation (legal or constructive) as a result of past events, it is expected that a negative flow of resources including economic benefits will be required to settle it and a reliable estimate can be made of the obligation amount. The amount recognized as a provision is the best estimate of the expense required to settle the obligation existing as of the date of the report. When the effect of the time value is material, the amount of the provision will be measured as the present value of the expenses required to settle the obligation.

o.	Leases

On the commencement date of the lease, in the Statement of Financial Position the Group recognized a right-of-use asset and a lease liability in respect of all leases, subject to the following:

The Group has chosen not to recognize right-of-use assets and lease liabilities in respect of leases that do not exceed 12 months. The Group has chosen not to recognize right-of-use assets and liabilities in which the underlying asset is of low value at the beginning of its life.

The Group has determined the lease period as the period in which the lease is not revocable, also considering the periods covered by options to extend or cancel the lease period, when it is reasonable certain that it will or will not exercise the option.

In subsequent periods, the Group reassesses whether it is reasonably certain to exercise or not to exercise the option in the event of a significant event or change in circumstances, which is under the Group’s control and which affects the original decision made.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies (Continued)

o.	Leases (Continued):

On the commencement date of the lease, the Group measured the lease liability at the present value of the lease payments that are not paid on that date, discounted at the interest rate inherent in the lease, unless this rate cannot be easily determined, and then it measured according to the incremental interest rate of the Group on that date. Lease payments that are not made on the commencement date of the lease include fixed payments (including essentially fixed payments) less any lease incentives that the Group is entitled to receive; variable lease payments that depend on the index or exchange rate, using the existing index or exchange rate on the commencement date of the lease; and fines for cancellation of the lease, if the lease period reflects the exercise of an option to cancel the lease by the lessee.

A right-of-use asset is measured on the commencement date of the lease at cost, consisting of the initial measurement amount of the lease liability, plus any lease payments made on or before that date, any initial direct costs incurred and the estimated cost of dismantling and vacating the underlying asset, restoring the site where the underlying asset is located or returning the underlying asset to the condition required under the terms of the lease.

Subsequent to the commencement date of the lease, the lease liability was measured by increasing the book value to reflect interest on the lease liability, decreasing the book value to reflect the lease payments made, adjustments for remeasurement of the lease liability, lease changes that are not treated as a separate lease, as well as adjustments that are intended to reflect fixed lease payments are essentially updated.

Subsequent to the commencement date of the lease, the Group measured the right-of-use asset at its cost, less amortization and any accumulated impairment losses, including adjustment for any remeasurement of the lease liability as stated above.

The Group depreciates the right-of-use asset over the shorter period between the lease period and the useful life of the right-of-use asset, except for leases that transfer ownership of the underlying asset to the Company until the end of the lease period, or leases where the cost of the right-of-use asset reflects an exercise of a purchase option from the commencement date of the lease, when depreciating the right-of-use asset, the Group has applied the depreciation requirements in respect of fixed assets by the Group. In these cases the Group depreciates the right-of-use asset from the commencement date of the lease until the end of the useful life of the underlying asset.

In the statement of financial position, right-of-use assets, current lease liabilities and non-current lease liabilities were presented separately. In the Statement of Profit or Loss and Other Comprehensive Income, the Group presented depreciation expenses for the right-of-use assets separately from interest expenses in respect of the lease liability. In the Statement of Cash flows, payments in respect of the principal portion of the lease liability were classified as financing activities and payments in respect of the interest portion of the lease liability were classified as operating activities. Short-term lease payments, payments for leases of low-value assets and variable lease payments that were not included in the measurement of the lease liability were classified as operating activities.

As of January 1, 2018, for all leases in which the Group is a lessee, the Group has applied IFRS 16. The Group has chosen to measure the right-of-use assets according to an amount equal to the lease liability on that date, adjusted for the amount of any lease payments made in advance or accumulated relating to the lease, that were recognized in the Statement of Financial position immediately prior to that date. Accordingly, there was not an effect on retained earnings (accumulated deficit).

Ability Inc.

Notes to the Consolidated Financial Statements

Note 3: Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS:

In accordance with International Financial Reporting Standard 1 (IFRS 1), a note should be included with an adjustment for equity reported in accordance with generally accepted accounting principles in the United States and the amount which would have been presented if the financial statements had been prepared in accordance with IFRS. The following is an adjustment note showing the effects of the application of IFRS on the items in the Consolidated Statement of Financial Position and the Company’s equity as of December 31, 2019, and January 1, 2018 and on the Company’s Consolidated statements of Profit or Loss for the years ended December 31, 2019 and 2018.

Adjustments to equity as of January 1, 2018 (date of transition to IFRS), following the transition to reporting according to IFRS:

		Generally Accepted Accounting Principles in the United States	Effect of the Transition to IFRS Reporting	IFRS
		Audited
		USD thousands
Current assets

Cash and cash equivalents		1,944		1,944
Customers		1,975		1,975
Inventory		50		50
Other receivables	b.	2,351	(26)	2,325
Income tax receivable		162		162
Restricted deposit for put option		12,143		12,143

Total current assets		18,625	(26)	18,599

Non-current assets

Property and equipment, net		1,388		1,388
Right-of-use asset	b.	-	477	477

Total non-current assets		1,388	477	1,865

Total assets		20,013	451	20,464

Ability Inc.

Notes to the Consolidated Financial Statements

Note 3: Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (Continued):

Adjustments to equity as of January 1, 2018, following the transition to reporting according to IFRS (Continued):

		Generally Accepted Accounting Principles in the United States	Effect of the Transition to IFRS Reporting	IFRS
		Audited
		USD thousands
Current liabilities

Accrued payroll and other compensation related accruals		135		135
Trade payables, accrued expenses and other accounts payable		4,056		4,056
Liability in respect of a Put option		12,143		12,143
Accrued expenses and accounts payable with respect to projects		2,541		2,541
Progress payments in excess of accumulated costs with respect to projects		306		306
Lease liability	b.	-	154	154

Total current liabilities		19,181	154	19,335

Non-current liabilities

Accrued severance pay		241		241
Lease liability	b.	-	297	297

Total non-current liabilities		241	297	538

Total liabilities		19,422	451	19,873

Equity

Ordinary shares		3		3
Additional Paid-in Capital		18,560		18,560
Accumulated deficit		(17,972)		(17,972)

Total shareholders’ equity		591		591

Total liabilities and shareholders’ equity		20,013	451	20,464

Ability Inc.

Notes to the Consolidated Financial Statements

Note 3: Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (Continued):

Adjustments following the transition to reporting according to IFRS in the Company’s Consolidated Statement of Profit and Loss for the Year ended December 31, 2018:

		Generally Accepted Accounting Principles in the United States	Effect of the transition to financial statements according to IFRS	IFRS
		Audited
		USD thousands

Revenues		539		539

Cost of revenues	b.	1,637	(16)	1,621

Gross loss		(1,098)	16	(1,082)

Sales and marketing expenses	a., b.	2,569	28	2,597
General and administrative expenses	a., b.	6,503	19	6,522

Operating loss		(10,170)	(31)	(10,201)

Financing income	b., c.	-	(157)	(157)
Financing expenses	b., c.	19	198	217

Comprehensive loss		(10,189)	(72)	(10,261)

Net loss per share, basic and diluted (in USD)		(3.45)	(0.02)	(3.47)

Ability Inc.

Notes to the Consolidated Financial Statements

Note 3: Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (Continued):

Adjustments to equity as of December 31, 2019, following the transition to reporting according to IFRS

		Generally Accepted Accounting Principles in the United States	Effect of the Transition to IFRS Reporting	IFRS
		Audited
		USD thousands
Current assets

Cash and cash equivalents		433		433
Restricted deposit for put option		12,460		12,460
Customers		1,950		1,950
Other receivables		79		79

Total current assets		14,922		14,922

Non-current assets

Restricted deposit		680		680
Property and equipment, net		599		599
Intangible assets, net		698		698
Right-of-use assets	b.	316	(29)	287

Total non-current assets		2,293	(29)	2,264

Total assets		17,215	(29)	17,186

Ability Inc.

Notes to the Consolidated Financial Statements

Note 3: Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (Continued):

Adjustments to equity as of December 31, 2019, following the transition to reporting according to IFRS (Continued):

		Generally Accepted Accounting Principles in the United States	Effect of the Transition to IFRS Reporting	IFRS
		Audited
		USD thousands
Current liabilities

Accrued payroll and other compensation related accruals		433		433
Trade payables, accrued expenses and other accounts payable		2,978		2,978
Related parties		197		197
Liability in respect of a Put option		12,460		12,460
Accrued expenses and accounts payable with respect to projects		2,280		2,280
Progress payments in excess of accumulated costs with respect to projects		1,352		1,352
Lease liabilities		138		138

Total current liabilities		19,838		19,838

Non-current liabilities

Accrued severance pay		63		63
Lease liabilities		179		179

Total non-current liabilities		242		242

Total liabilities		20,080		20,080

Capital deficit

Ordinary shares		8		8
Additional Paid-in Capital	a.	33,025	111	33,136
Accumulated deficit	a., b.	(35,898)	(140)	(36,038)

Total capital deficit		(2,865)	(29)	(2,894)

Total liabilities and capital deficit		17,215	(29)	17,186

Ability Inc.

Notes to the Consolidated Financial Statements

Note 3: Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (Continued):

Adjustments following the transition to reporting according to IFRS in the Company’s Consolidated Statement of Profit and Loss for the Year ended December 31, 2019:

		Generally Accepted Accounting Principles in the United States	Effect of the transition to financial statements according to IFRS	IFRS
		Audited
		USD thousands

Revenues		1,885		1,885

Cost of revenues	a., b.	3,117	13	3,130

Gross loss		(1,232)	(13)	(1,245)

Sales and marketing expenses	a., b.	1,535	(27)	1,508
General and administrative expenses	a., b.	4,818	1	4,819

Operating loss		(7,585)	13	(7,572)

Financing expenses	b.	152	81	233

Comprehensive loss		(7,737)	(68)	(7,805)

Net loss per share, basic and diluted (in USD)		(1.09)	(0.01)	(1.10)

a.	Share-based payment

According to generally accepted accounting standards in the United States, when a grant vests in separate tranches, the expense recognition for all tranches can be spread evenly throughout the vesting period. According to IFRS, each tranche must be treated as a separate grant and the expense recognized throughout the vesting period of each tranche separately.

In accordance with the above, as of December 31, 2018, the balance of the premium increased by approx. USD 72 thousand against an increase of approx. USD 41 thousand and approx. USD 31 thousand in sales and marketing expenses and in administrative and general expenses, respectively. As of December 31, 2019, the balance of the premium increased by approx. USD 111 thousand against an increase of approx. USD 72 thousand, approx. USD 31 thousand and approx. USD 18 thousand in the cost of sales and services and administrative and general expenses, respectively, and a decrease of approx. USD 10 thousand in sales and marketing expenses.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 3: Reconciliation between Reporting according to Generally Accepted Accounting Principles in the United States and Reporting according to IFRS (Continued):

b.	Operating lease:

According to generally accepted accounting principles in the United States, the expenses in respect of the lease are fixed rental expenses consisting of financing expenses in respect of the lease in accordance with the repayment schedule of the liability and depreciation expenses calculated as residual. The decrease in the right-of-use asset in each period is the amount of the residual calculated. According to IFRS, the expenses in respect of the lease consist of financing expenses in respect of the lease and depreciation expenses in respect of the right-of-use asset, which is depreciated in a straight line throughout the lease period.

In accordance with the above, on January 1, 2018, a right-of-use asset, a short-term lease liability and a long-term lease liability in the amount of approx. USD 477 thousand, USD 154 thousand and approx. USD 297 thousand, respectively, were recognized for the first time, and there was a decrease of approx. USD 26 thousand in the balance of other receivables. As of December 31, 2018, there was a decrease of approx. USD 16 thousand, approx. USD 13 thousand and approx. USD 12 thousand in the cost of sales and services, sales and marketing expenses and administrative and general expenses, respectively, and financing expenses of approx. USD 89 thousand and financing income of USD 47 thousand were recognized. As of December 31, 2019, there was a decrease of approx. USD 29 thousand in the right-of-use asset, as well as a decrease of approx. USD 18 thousand, approx. USD 17 thousand and approx. USD 17 thousand in the cost of sales and services, sales and marketing expenses and administrative and general expenses, respectively, and financing expenses of approx. USD 81 thousand were recognized.

c.	Presentation of financing expenses (income):

In accordance with generally accepted accounting principles in the United States, financing expenses and income were presented on a net basis in the Statement of Profit and Loss. In accordance with IFRS, financing expenses and income were presented separately (gross).

Note 4: Restricted Deposit for Put Option and Liability for Put Option

In connection with the put options granted to the substantial shareholders as part of the merger transaction with Cambridge during 2015, on November 13, 2017, an update to the put option agreement was signed. This update postponed the options’ maturity date so that they can be exercised from January 1, 2019 to March 1, 2021. The substantial shareholders have undertaken not to exercise the options until March 1, 2021. In addition, as part of the Bifurcated Settlement Agreement with the SEC, the Company stated that it, its officers and other parties on its behalf will not approve the exercise of the put options until the SEC has made a final decision on the matter. For additional information, see Note 8.a.11. On September 15, 2019, the deposit was frozen by the Israel Police (hereinafter: “the Police”) as part of the investigation, subject to a restraining order that the Company reported on September 16, 2019. At the beginning of March 2021, concurrently with the expiration date of the put options, as part of the update to the agreement as described above, another update was signed which extended the period of exercise of the options by another five years, until March 1, 2026.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 5: Restricted Deposit

The restricted deposit, presented as part of the Group’s non-current assets as of December 31, 2020 and 2019, is frozen in an account controlled by the Police due to the investigation and subject to a gag order, an investigation reported by the Group on September 16, 2019. These amounts of NIS 0 and NIS 2.35 million (approx. USD 680 thousand based on the exchange rate of USD 1.00 / NIS 3.456 as of December 31, 2019) represent the amounts remaining in the account controlled by the Police as of December 31, 2020 and 2019, respectively, and this is after the Police allowed the Group to withdraw from the account, up to those dates, the amounts of NIS 3.0 million (approx. USD 868 thousand based on the exchange rate of USD 1.00 / NIS 3.456 as of December 31, 2019) and NIS 5.35 million (approx. USD 1.7 million based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020) in order to enable the Group to continue operating. On March 1, 2020, in order to secure the withdrawals described, ACSI and ASM pledged one of ACSI’ customer balances in the amount of USD 1,950 thousand, as of the date of the lien, in favor of the Police. During February 2021, ACSI, ASM and the police reached an updated outline for repayment of the withdrawals, according to which the Group would repay NIS 250 thousand (approx. USD 78 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020) within five business days from the date of approval of the outline that was indeed repaid on time and the balance of the repayment was spread over three payments as follows: NIS 2.1 million (approx. USD 653 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020) by May 31, 2021, NIS 1.5 million (approx. USD 467 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020) by July 31, 2021, and NIS 1.5 million (approx. USD 467 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020) by September 30, 2021.

Note 6: Property and Equipment, Net

Composition and rollforward:

	Systems	Vehicles	Leasehold improvements	Computers and Electronic Equipment	Furniture and Equipment	Total
	USD thousands
2020
Cost:
As of January 1, 2020	1,411	455	347	13	123	2,349
Disposals during the year	-	(50)	-	-	-	(50)

As of December 31, 2020	1,411	405	347	13	123	2,299

Accumulated depreciation and amortizations:
As of January 1, 2020	1,197	124	340	11	78	1,750
Disposals during the year	-	(6)	-	-	-	(6)
Additions during the year	179	63	7	1	8	258

As of December 31, 2020	1,376	181	347	12	86	2,002

2019
Cost:
As of January 1, 2019	1,411	538	347	13	122	2,431
Disposals during the year	-	(223)	-	-	-	(223)
Additions during the year	-	140	-	-	1	141

As of December 31, 2019	1,411	455	347	13	123	2,349

Accumulated depreciation and amortizations:
As of January 1, 2019	863	152	321	9	69	1,414
Disposals during the year	-	(102)	-	-	-	(102)
Additions during the year	334	74	19	2	9	438

As of December 31, 2019	1,197	124	340	11	78	1,750

Depreciated balance as of December 31, 2020	35	224	-	1	37	297
Depreciated balance as of December 31, 2019	214	331	7	2	45	599
Depreciated balance as of January 1, 2018	847	412	64	5	60	1,388

Ability Inc.

Notes to the Consolidated Financial Statements

Note 7: Intangible Assets, Net

Composition and rollforward:

Intellectual property
USD thousands
2020
Cost:
As of January 1, 2020	1,027
No disposals or additions during the year	-

As of December 31, 2020	1,027

Accumulated amortizations:
As of January 1, 2020	329
Additions during the year	342

As of December 31, 2020	671

2019
Cost:
As of January 1, 2019	-
Disposals during the year	-
Additions during the year	1,027

As of December 31, 2019	1,027

Accumulated amortizations:
As of January 1, 2019	-
Additions during the year	329

As of December 31, 2019	329

Amortized balance as of December 31, 2020	356
Amortized balance as of December 31, 2019	698
Amortized balance as of January 1, 2018	-

Ability Inc.

Notes to the Consolidated Financial Statements

Note 8: Progress Payments in Excess of Accumulated costs with respect to Projects

a.	Composition:

	As of December 31		As of January 1
	2020	2019	2018
	USD thousands

Progress payments from customers	3,834	2,606	853
Accumulated costs in respect of projects:	(1,063)	(1,254)	(547)

Progress payments in excess of accumulated costs with respect to projects	2,771	1,352	306

b.	Contract assets and liabilities

The following table presents the changes in assets and liabilities in respect of contracts during the years ended December 31, 2020 and 2019:

	Balance at Beginning of Year	Additions	Amortizations	Balance at End of Year
	USD thousands

For the Year ended December 31, 2019
Progress payments from customers	4,488	750	(2,632)	2,606
Accumulated costs in respect of projects	(1,998)	(293)	1,037	(1,254)

Progress payments in excess of accumulated costs with respect to projects	2,490	457	(1,595)	1,352

For the Year ended December 31, 2020
Progress payments from customers	2,606	2,890	(1,662)	3,834
Accumulated costs in respect of projects	(1,254)	(524)	715	(1,063)

Progress payments in excess of accumulated costs with respect to projects	1,352	2,366	(947)	2,771

Ability Inc.

Notes to the Consolidated Financial Statements

Note 9: Related Parties:

a.	Employment agreements, remuneration and transactions with related parties

1.

The Group has entered into employment agreements with each of its two substantial shareholders, Mr. Anatoly Hurgin, CEO and Chairman of the Company’s Board of Directors, and Alexander Aurovsky, Chief VP Technology and Member of the Company’s Board of Directors. Each of the employment agreements will remain in effect, unless it will be cancelled as described below. According to the employment agreements, the gross monthly salary of the executives will be NIS 120 thousand (approx. USD 37 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020) starting January 1, 2016; however, each of the managers have agreed to a temporary 50% reduction in their salaries, from May 2017 to December 2018. Each of the managers is also entitled to social benefits in accordance with what is described in their employment agreements.

In addition, the entire employment agreement stipulates that the manager may receive an annual performance bonus of up to NIS 360 thousand (approx. USD 112 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020) based on annual performance targets agreed by the Group and the manager. These performance targets were not achieved in the year ended December 31, 2018, and therefore no bonus was recorded or paid. This bonus outline was in effect until December 31, 2018, when as of January 1, 2019, each of the two directors will be entitled to a grant, subject to the approval of the Company’s Board of Directors, in an amount equal to the higher between: (1) 2% of the Group’s consolidated gross profit, or (2) 4% of the Group’s consolidated EBITDA, in each of the two options, based on the Company’s Annual Consolidated Financial Statement. In the event that the Group recognizes a loss and negative EBITDA in a specific year, to the extent that the manager is entitled to a bonus equal to 2% of gross profit, this bonus will be paid (as relevant) through the issue of ordinary shares. The performance targets agreed upon were not achieved for the years ended December 31, 2020 and 2019, and therefore no bonus was recorded or paid.

Each of the managers or the Group may terminate the engagement between them by prior written notice to the other party with 120 days’ notice, in which case, the manager is entitled to receive remuneration and benefits during such 120 days and for a period of eight months thereafter. The manager will be allowed to start a new job after the end of the eight-month period. In addition, the Group, in a decision of the Company’s Board of Directors, may terminate the engagement at any time by written notice if there is a reason as defined in their employment agreements.

2.	The shareholders’ salaries starting September 2019 until the date of this report were not paid by the Group due to financial difficulties. The net amount to be paid to the substantial shareholders and the balance of ancillary expenses in respect of wages were recorded as liabilities in the Company’s Consolidated Statements of Financial Position as of December 31, 2020 and 2019 in the “related parties” item and the “accrued payroll and other compensation related accruals” item, respectively.

3.	On April 17, 2019, the Company issued 350,000 restricted shares to each of the two substantial shareholders. For additional information, see Note 10.b.4.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 9: Related Parties (Continued):

a.	Employment agreements, remuneration and transactions with related parties (Continued)

4.	On August 6, 2019, the Company’s Board of Directors approved the indemnification of the substantial shareholders in a total amount of up to USD 250 thousand in respect of legal costs involved in an outright rejection proceeding in the context of the legal proceeding in which they are involved. On November 13, 2019, Mr. Hurgin paid in advance, through a wholly owned company, the amount of USD 100 thousand for legal expenses in respect of the application to dismiss the SEC’s civil complaint against the substantial shareholders. This amount is recorded as a liability of the Group under the “related parties” item in the Company’s Consolidated Statement of Financial Position as of December 31, 2019 in view of the indemnity specified. This amount was repaid to Mr. Hurgin by ACSI during November 2020 and deducted from the same balance sheet item mentioned.

5.	During 2020, Mr. Hurgin paid, himself or through a company under his full control, the amount of USD 70 thousand plus VAT for legal expenses in connection with the Israeli Ministry of Defense investigation, in addition to the amount of USD 90 thousand plus VAT, which was paid in advance in November 2019. In addition, as part of the same investigation, Mr. Aurovsky paid the amount of USD 30 thousand plus VAT during 2020. It is worth noting that the Company’s Board of Directors has not yet definitively approved indemnification for these expenses for the substantial shareholders, but for reasons of conservatism these amounts were recorded as liabilities of the Group under the “related parties” item as part of the Consolidated Statement of Financial Position as of December 31, 2020.

Note 10: Ordinary Shares, Preferred stock, Option Warrants, Options, and Restricted Shares:

a.	Composition:

	December 31, 2020		December 31, 2019		January 1, 2018
	Number of Shares		Number of Shares		Number of Shares
	Registered	Issued and Paid-up	Registered	Issued and Paid-up	Registered	Issued and Paid-up

Ordinary shares, USD 0.001 PV*	100,000,000	7,972,394	100,000,000	7,989,061	80,000,000	2,576,415
Preferred shares, USD 0.0001 PV	5,000,000	-	5,000,000	-	5,000,000	5,000,000

*	On December 24, 2018, as part of the resolutions of the Company’s General Meeting, the amount of registered ordinary shares was increased by 80,000,000 shares of USD 0.001 PV.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 10: Ordinary Shares, Preferred stock, Option Warrants, Options, and Restricted Shares (Continued):

b.	Reconciliation between the number of shares in circulation at the beginning of the year and the number of shares in circulation at the end of the year:

		2020		2019
		Ordinary shares, USD 0.001 PV	Preferred shares, USD 0.0001 PV	Ordinary shares, USD 0.001 PV	Preferred shares, USD 0.0001 PV
		Number of Shares		Number of Shares

Balance as of January 1		7,989,061	-	6,304,677	-
Issuance of shares and options	(1)	-	-	226,923	-
Conversion of loan from substantial shareholders into shares	(2)	-	-	452,852	-
Issuance of shares and options in connection with Telcostar acquisition	(3)	-	-	354,609	-
Issuance of restricted shares to substantial shareholders	(4)	-	-	700,000	-
Forfeiture of restricted shares granted to a former employee	(5)	(16,667)	-	(50,000)	-

Balance as of December 31		7,972,394	-	7,989,061	-

1.	On January 10, 2019, 226,923 were issued as a result of the exercise of options granted to investors in the capital raising by the Company in November 2018.

2.	During January 2019, the Company issued 452,852 ordinary shares in connection with the conversion agreement with the substantial shareholders.

3.	On January 15, 2019, the Company issued 354,609 ordinary shares in connection with the acquisition of the full share capital of Telcostar; for additional information, see Note 1.f.1.

4.	On April 17, 2019, the Company issued 350,000 restricted ordinary shares to each of the two substantial shareholders. (the share price as of February 17, 2019, the date on which the Board of Directors approved the issuance, was USD 1.91). The restricted ordinary shares vest in three equal tranches: on January 13, 2022, January 13, 2023 and January 13, 2024, subject to the continued employment with the Group until the relevant maturity date. In a “Change of Control”, as defined in the Company’s Capital Initiative Program from 2015, the restricted ordinary shares will mature immediately prior to such a change of control, subject to the continued employment with the Group until the date of such change of control. On February 18, 2021, each of the two substantial shareholders signed a waiver of voting rights in the amount of 350,000 restricted shares without waiving the capital rights attached to these shares. These waivers were approved by the Company’s Board of Directors on the same day.

5.	On December 24, 2018, the Company issued 150,000 restricted ordinary shares to certain employees in the Group (the share price on the issuance date was USD 1.59). The restricted ordinary shares vest in three equal tranches: on January 17, 2019, January 17, 2020 and January 17, 2021, subject to the employees’ continued employment with the Group until the relevant maturity date. In a “Change of Control”, as defined in the Company’s Capital Initiative Program from 2015, the restricted ordinary shares will mature immediately prior to such a change of control, subject to the employees’ continued employment with the Group until the date of such change of control.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 10: Ordinary Shares, Preferred stock, Option Warrants, Options, and Restricted Shares (Continued):

b.	Reconciliation between the number of shares in circulation at the beginning of the year and the number of shares in circulation at the end of the year (Continued):

The Company dismissed two of those employees, one in May 2019 and the other in March 2020. The portion of the grant that did not mature as of the date of dismissal for those employees was 50,000 restricted ordinary shares and 16,667 restricted ordinary shares, respectively.

c.	Option warrants:

1.	On January 10, 2019, the Company issued option warrants for the purchase of 452,852 ordinary shares in connection with the conversion agreement with the substantial shareholders; these option warrants were classified as part of the Company’s capital due to the nature of their rights.

2.	On January 15, 2019, the Company issued option warrants for the purchase of 300,000 ordinary shares in connection with the acquisition of the full share capital of Telcostar; these option warrants were classified as part of the Company’s capital due to the nature of their rights. For additional information, see Note 1.f.1.

d.	Options:

1.	On December 24, 2018, the Company granted 25,000 options to purchase 25,000 ordinary shares at an exercise price of USD 0.001 per share to one of the Group’s service providers (the share price on the issue date was USD 1.59). The options vest in three equal tranches: January 17, 2019, January 17, 2020 and January 17, 2021, subject to the service provider continuing to provide services to the Group until the relevant maturity date. In a “change of control” as defined in the long-term capital incentive plan from 2015, the options will mature immediately before such a change of control, subject to the continued provision of service by the service provider in the Group. The following are additional details regarding the options:

	2020		2019		2018
	Number of Options	Weighted Average Exercise Price (in USD)	Number of Options	Weighted Average Exercise Price (in USD)	Number of Options	Weighted Average Exercise Price (in USD)
In circulation at beginning of year	25,000	USD 0.001	25,000	USD 0.001	-	-
Granted during the year	-	USD 0.001	-	-	25,000	USD 0.001
In circulation at end of year*	25,000	USD 0.001	25,000	USD 0.001	25,000	USD 0.001

Exercisable at end of year	16,667	USD 0.001	8,333	USD 0.001	-	USD 0.001

*	The weighted average balance of the options’ contractual life as of December 31, 2020, 2019 and 2018 is 7.05, 8.05 and 9.05 years, respectively.

2.	On February 17, 2019, the Company’s Board of Directors decided to increase the number of shares authorized for issue under the Long Term Capital Incentive Plan for 2015 by an additional 1,668,887 shares.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 11: Contingent Liabilities and Engagements:

a.	Legal proceedings:

1.	Labor law claim in the Regional Labor Court in Tel Aviv:

In October 2020, a former officer in the Company, filed a claim in the Tel Aviv Regional Labor Court, Israel against the Company, ACSI, ASM and Anatoly Hurgin in the total amount of NIS 3.3 million (approx. USD 1.0 million based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2021). The requested remedies for the claim are, inter alia, as follows: severance pay, compensation due to wrongful dismissal, annual bonus payment, annual vacation payment, pension contributions, compensation for overtime and expenses reimbursement.

On January 12, 2021, the statement of defense was filed on behalf of the Company and the other defendants, and a counterclaim was filed on behalf of the Company against the plaintiff (and the counter defendant) in the amount of NIS 583 thousand (approx. USD 181 thousand), in light of new facts and details that were revealed to the Company after the termination of his employment.

The statement of defense in the counterclaim was filed on March 25, 2021.

It should be noted that after filing the statement of defense and the counterclaim, the plaintiff changed his legal representation.

A mediation discussion is scheduled to April 18, 2021, and a pre-trial hearing is scheduled to December 5, 2021.

At this preliminary stage, it is not possible to assess the chances of the claim and / or the counterclaim and therefore the Company did not record any provision with respect to this claim.

2.	Claim for violations of Florida state USA, securities laws, fraud and negligence offenses:.

On December 13, 2016, a lawsuit was filed in a court in Florida, USA, inter alia against the Company and a former director of the Company. The lawsuit includes allegations of violations of Florida state securities laws, fraud and negligence offenses. The Company filed several motions to dismiss which resulted in Plaintiff amending the Complaint. On March 14, 2019 Plaintiff filed his Fourth Amended Complaint seeking USD 1.1 Million in damages. Defendant filed a Motion to Dismiss on April 12, 2019 which was partially denied by the Court on May 21, 2020.

In or about 2020, subject to a confidential settlement agreement (that has not been disclosed to the Company), the Plaintiff dismissed all other defendants and this action is currently proceeding only against the Company. On September 14, 2020 Defendant Answered the Fourth Amended Complaint. On September 16, 2020 Plaintiff filed Notice that this Action is at issue and ready to be set for a five-day Jury Trial. On October 20, 2020 the Court entered an “Order Setting Jury Trial and Directing Pretrial And Mediation Procedures, setting a trial date of May 31, 2021. The Company however has filed a Motion to Continue the trial and the motion which was granted by the court on March 25, 2021. While a finalized order has not yet been issued by the Court, the trial is expected to be set on or about September 20, 2021

The Company and Plaintiff have been engaged in discovery and intend on taking party and witness depositions. The Company will also likely retain an expert witness.

The Company intends to continue to defend itself vigorously in this proceeding. given that the procedures are not yet complete, their end result cannot be predicted. However, ACSI recorded a provision in its books on December 31, 2019 in the amount of USD 200 thousand for this claim together with the claim detailed in section a.3. below. No change has been made in this provision up to the date of this report.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 11: Contingent Liabilities and Engagements (Continued):

a.	Legal proceedings (Continued):

3.	Claim for misrepresentations and omissions in Florida state, USA:

On January 19, 2018, another lawsuit was filed in a court in Florida, USA, inter alia against the Company and a former director of the Company, alleging that the defendants, through misrepresentations and omissions, caused the plaintiff, to invest in the Company shares and therefore, he suffered losses of more than USD 1.6 million.

In or about 2020, subject to a confidential settlement agreement (that has not been disclosed to the Company), the Plaintiff dismissed all other defendants and this action is currently proceeding only against the Company.

Plaintiff filed his Second Amended Complaint on or about March 2, 2021 and the Company’s deadline to answer this complaint is on April 19, 2021. Similar to the above, the parties will engage in discovery, witness and party-depositions and the Company will likely retain an expert witness. This case is not at issue yet and trial has not been set, although it will likely be scheduled for late 2021 or early 2022.

The company is exploring the possibility of filing a Cross-Complaint against the former director who engaged in the fraudulent acts asserted in the two lawsuits discussed herein. If a Cross-Complaint is filed, the Court may severe the action and order the Cross-Complaint to proceed separately. As the company has yet to respond to the Complaint or obtain any discovery, and as procedures are not yet complete, it is very difficult to predict how this matter will conclude.

The Company intends to continue to defend itself vigorously in this proceeding. Because the procedures are not yet complete, their end result cannot be predicted. However, ACSI recorded a provision in its books on December 31, 2019 in the amount of USD 200 thousand for this claim together with the Potash claim detailed in section a.2. above. No change has been made in this provision up to the date of this report.

4.	Claim for patent infringement in the Lod District Court, Israel:

On November 12, 2015, a lawsuit was filed by a third party (“Patent Owner”) against ACSI and the significant shareholders, for breach of patents, breach of a confidentiality agreement and unjust enrichment, in the Tel Aviv District Court. The amount sought in the lawsuit is NIS 5.0 million (approx. USD 1.6 million based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020) and a demand that ACSI stop manufacturing, selling and marketing the allegedly infringing products. On May 23, 2016, ASM and Ability Limited, a company wholly owned by Anatoly Hurgin, were also added as defendants in the proceedings. On October 9, 2016, the court adjourned the proceedings in the lawsuit until a decision was made by the Deputy Registrar of Patents regarding another third party request to revoke the patent in dispute. On August 23, 2017, the Deputy Registrar of Patents dismissed the application and the proceedings continued. On May 30, 2018, the Company and the other defendants filed a petition for dismissing the case in limine, which was later denied. After a few unsuccessful attempts to reach an agreement through a mediator, and after several repeated petitions regarding the transfer of the burden of proof between the parties and disagreement regarding the findings of an expert in deciphering codes relating to patent infringement. A court hearing was held on May 11, 2020 in which it was determined that the defendants must approve the expert on behalf of the plaintiffs to examine the source of the allegedly infringing codes and the defendants must bear court expenses in the amount of NIS 12 thousand (approx. USD 4 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020). The defendants filed a motion appeal the Court’s decision of May 11, 2020, which was denied. Pursuant to the decision, the company voluntarily approached three suppliers, requesting a copy of the source codes in dispute. The court rejected the company’s decision to keep the name of the third supplier secret. This decision was overturned by a Supreme Court decision on September 10, 2020. The plaintiffs did not file a request to disclose the name of the third supplier. The plaintiffs’ evidence was filed on February 1, 2021. The case is now set for the submission of evidence on behalf of the company (the defendants) until April 30, 2021. A hearing in the case is scheduled for July 12, 2021. The Company did not record a provision in its books in respect of this claim.

In addition, after the Deputy Registrar of Patents decided to reject the request filed by a third party, on August 23, 2017, the patent owner, filed a request to amend the patent specification. On March 15, 2018, ACSI filed a request to amend the patent specification for various reasons. On February 20, 2019, the Deputy Registrar of Patents decided to dismiss the objections of ACSI and charge ACSI with expenses in the amount of NIS 33 thousand (approx. USD 10 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020). On March 19, 2019, ACSI filed an appeal against the decision of the Deputy Patent Registrar. On December 3, 2020, a hearing was held and based on the parties’ agreement, the court ruled that each party will reserve its claims and that the matter will be decided as part of the infringement claim mentioned above.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 11: Contingent Liabilities and Engagements (Continued):

a.	Legal proceedings (Continued):

5.	Class action regarding securities (Re. Ability, Inc. Securities Litigation:

In 2016, a class action lawsuit was filed against the Company, Anatoly Hurgin, a former officer in the Company a former director in the Company and the Company’s independent auditors, BDO Ziv Haft, in a court in the Southern District of New York in the USA. The lawsuit includes allegations of breach of US securities laws (Exchange Act of 1934) by some of the shareholders. Among other things, it was alleged that the Company presented incorrect statements and materially inflated its revenue data, and that it did not publish a disclosure regarding significant weaknesses in the Company’s internal control. On July 25, 2016, another class action lawsuit was filed in a New York court against which included the same allegations, adding that the Company presented incorrect and misleading financial statements that were not prepared in accordance with generally accepted accounting principles and that the financial presentation did not properly reflect the Company’s operations.

After these two lawsuits were consolidated into one lawsuit, the parties reached a settlement agreement subject to court approval. The agreement provided for a total payment of USD 3.0 million by the Company in exchange for the cancellation of all claims against the Company and anyone on its behalf mentioned in the claims. Of the total amount, an amount of USD 250 thousand was paid by the Company and the balance was paid from the Company’s insurance funds. On September 14, 2018, the court approved the agreement and all claims against the Company were dropped. As part of the agreement, the Company signed a Discharge Agreement with the insurance company, in which it released the insurance company from liability in relation to legal proceedings in the United States (except for the class action proceeding set forth in clause 9 below) for the amount of USD 5.0 million, half of which will be used for payment of the settlement agreement in the class actions, and the rest to cover legal expenses. This means that the Company will not be entitled to additional insurance funds for future claims against the Company in the United States..

6.	Claim against the Company’s insurance agency and insurance company in the Tel Aviv District Court, Israel:

On September 10, 2019, a former director of the Company, filed a lawsuit against Guest Krieger Limited and the XL SE Insurance Company in the Tel Aviv District Court. In the lawsuit,the former director asked the court to order the insurance company to reimburse him for expenses for legal proceedings in the United States and in Israel, in accordance with an insurance policy for the Company’s directors and officers, in the amount of NIS 13.0 million (approx. USD 4.0 million based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020). According to the Discharge Agreement that the Company signed with the insurance company, the Company will indemnify the insurance company for all the payments that the court will impose on the insurance company in the proceedings, as well as for reasonable legal expenses and the insurance company’s attorneys’ fees. After the mediation attempt failed, a pre-trial took place on June 11, 2020 and the court ordered the parties to file affidavits by October 14 for the former director and December 14, 2020 for the Company. Another hearing is scheduled for January 11, 2021. former director and the insurance company are considering appointing a mediator in an attempt to settle the dispute out of court. The Company agreed to participate in such mediation..

Ability Inc.

Notes to the Consolidated Financial Statements

Note 11: Contingent Liabilities and Engagements (Continued):

a.	Legal proceedings (Continued):

7	Investigation by the Israeli Ministry of Defense:

On March 17, 2019, the Israeli Ministry of Defense ordered the suspension of ASM’s license, according to the Defense Export Control Law, 2007 (the “Supervision Law”). In addition, on March 20, 2019, the Ministry of Defense decided to suspend the licenses issued for ASM and ACSI, according to the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Items), 1974 (“the Supervision Order”). Following a hearing by the Ministry of Defense on suspicion of violations of the law and the supervisory order, the National Unit for the Investigation of Serious and International Crime, in a joint investigation team with the Israel Police and tax authorities, began investigations of subsidiaries and significant shareholders on suspicion of fraud and money laundering, in which arrests and searches were carried out. Additional information is subject to a gag order.

8	US Securities and Exchange Commission v. Hurgin, Aurovsky ACSI and the Company:

On July 3, 2018, the US Securities and Exchange Commission (SEC) notified the Company, ACSI and its significant shareholders at that time of an investigation being conducted against them regarding the merger transaction with Cambridge and in connection with the Company’s financial and business information. Following an investigation by the SEC, a civil lawsuit was filed by the SEC against the Company, ACSI and the significant shareholders in a court in the Southern District of New York, USA for violations of US securities laws. On December 9, 2019 the Company and ACSI reached an agreement with the SEC under which the companies would agree to the ruling without acknowledging or denying what was attributed to them, called the Bifurcated Settlement Agreement, which stipulates that the amount of the fine or penalty will be determined in the future by the SEC. On December 10, 2019, the court approved the agreement. As of this date, the litigation in the case of Mr. Hurgin and Mr. Aurovsky is ongoing. As the results of the proceedings could not be predicted at this stage, The Company did not record any provision with respect to this litigation.

9.	Class action in Tel Aviv, Israel:

On May 3, 2016, a class action lawsuit was filed against the Company, Anatoly Hurgin, Alexander Aurovsky, a former director of the Company and the former CFO of Cambridge at the Tel Aviv District Court. The lawsuit alleges, among other things, that the Company misled the public in its reports regarding its financial position in connection with the Company’s listing on the Tel Aviv Stock Exchange on January 12, 2016. In addition, it was alleged that the directors violated their fiduciary duty towards the Company and the Company shareholders. On July 1, 2019, the parties, with the exception of the former CFO of Cambridge and the former director of the Company, signed a settlement agreement under which the defendants’ insurance company will transfer an amount of approx. NIS 1.3 million (approx. USD 404 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020) to a trust account of the plaintiffs’ representatives. On August 27, 2019, the court approved the settlement agreement and ordered the publication of a notice to the public regarding the approval. On September 1, 2019, the notice of approval was issued to the public and the settlement agreement was implemented accordingly.

10.	“Summons with Notice” proceeding in the New York State, USA Supreme Court:

On June 22, 2018, the former CFO of Cambridge, filed a “Summons with Notice” proceeding against the Company in the New York State Supreme Court, alleging, among other things, that the Company violated a contract towards him and that he is entitled to indemnity, and he also demands compensation for damage caused him in the amount of at least USD 325 thousand In November 2019, the Company signed a confidential agreement with the former CFO of Cambridge. In connection with another legal proceeding of the Company with the former CFO of Cambridge, he signed an agreement with the Company’s insurance company under which he would be paid USD 250 thousand from the insurance company in exchange for terminating the present legal proceedings against the Company, except for the indemnity claim for which the former CFO of Cambridge is entitled to file a limited indemnity claim up to USD 50 thousand, in accordance with the terms of the agreement.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 11: Contingent Liabilities and Engagements (Continued):

b.	Agreement with Telcostar:

On October 20, 2015, ACSI entered into an agreement with Telcostar, which provides services related to the communications activities of ACSI (hereinafter “the Services”) and has a license for a new communications solution that the Company seeks to implement (ULIN). In the agreement between the parties it was agreed that Telcostar will grant ACSI exclusivity for a period of three years from the date of signing the agreement to advertise, market, distribute and sell its products, directly to the Company’s customers throughout the world for half of the net revenue from these sales. As part of the terms of the agreement, the Company undertook to sell such products in a minimum amount of USD 10.0 million per year (hereinafter: “the minimum sale amount”). If the Company does not meet the minimum sale amount, the Company must pay 15% of the balance of the sales amount in which it did not meet. The minimum amount that the Company is obligated to pay to Telcostar is USD 1.5 million (hereinafter: “the minimum payment amount”), even if it did not sell systems at all during the year. In addition, the agreement stipulates that the Company will pay Telcostar a fixed monthly payment in the amount of USD 125 thousand on account of future payments in respect of the minimum payment amount. On August 7, 2018, the agreement was extended until January 31, 2019. In addition, as part of the renewal of the agreement, it was determined that the minimum payment amount to Telcostar will be EUR 30 thousand, instead of the payment of USD 125 thousand. On November 20, 2018, the Company entered into an agreement with a third party to purchase the entire shares of Telcostar. The acquisition was completed on January 15, 2019. Concurrently with the completion of the acquisition, the previous agreement with Telcostar was canceled and the company entered into a new agreement with a third party (hereinafter “the Supplier”), which provided Telcostar with communication services. In the agreement between the parties, it was agreed that the supplier will provide the Company with the same services it provided to Telcostar until December 31, 2019, in exchange for payment on a cost + 10% basis. On October 1, 2019, a new agreement was signed with the same terms with a related party of the supplier which will be in effect until December 31, 2020 and on December 8, 2020, the agreement was renewed so that it will be valid until December 31, 2021.

c.	Lease liabilities:

The Group has a lease agreement for a 5-year period that is due to end on November 30, 2022. The monthly rent under the agreement is approx. NIS 44 thousand (approx. USD 14 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020) plus VAT.

Details of the total minimum lease payments in respect of the lease:

	As of December 31		As of January 1
	2020	2019	2018
	USD thousands

In the first year	166	154	154
In the second year to the fifth year	124	270	577
Over 5 years	-	-

Total	290	424	731

Ability Inc.

Notes to the Consolidated Financial Statements

Note 12: Revenues in a Breakdown by Geographic Areas:

	For the Year ended December 31
	2020	2019	2018
	USD thousands

Asia	1,662	1,867	495
Israel	64	18	33
Europe	-	-	11

Total revenues	1,726	1,885	539

See Note 15 for details regarding revenues from the Company’s major customers during the years ended December 31, 2020, 2019 and 2018.

Note 13: Administrative and General Expenses:

	For the Year ended December 31
	2020	2019	2018
	USD thousands

Legal expenses	503	2,752	3,756
Provision for doubtful debt *	1,950	-	-
Professional services	591	1,149	1,532
Wages and related expenses	651	631	518
Share-based payment	96	128	70
Cancellation of advances from a customer, net of related expenses	-	(511)	-
Others	539	670	646

Total Administrative and General Expenses	4,330	4,819	6,522

*	The Group recorded a provision for a doubtful debt on the full debt of one of its customers in view of a number of reasons, including primarily the Corona crisis that has recently harmed the Group and led, among other things, to delays in the collection of this debt. It should be noted that despite the above, the Group is continuing to act to collect the balance of the debt.

Note 14: Taxes on Income:

a.	Tax rates applicable to the group:

The Israeli corporate tax rate applicable to the Group companies in 2020, 2019 and 2018 is 23%.

b.	Tax assessments:

ACSI and ASM have tax assessments considered final until and including 2015.

Ability Inc.

Notes to the Consolidated Financial Statements

Note 14: Taxes on Income (Continued):

c.	Losses carried forward for tax purposes:

As of December 31, 2020, ACSI has accumulated business losses and capital losses for tax purposes in the amount of approx. NIS 153.2 million (approx. USD 47.7 million based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020) and approx. 509 NIS thousands (approx. USD 158 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020), respectively, and ASM has accumulated business losses for tax purposes in the amount of approx. NIS 372 thousand (approx. USD 116 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020). ACSI and ASM did not create deferred taxes for the losses carried forward in the absence of an expectation of their utilization in the foreseeable future.

Note 15: concentration Risk

Significant customers and suppliers are defined as those from which the Group derives at least 10% of its revenue and cost of sales, respectively.

a.	During the years ended December 31, 2020, 2019 and 2018, revenues from significant customers reflected 96% (one customer), 88% (one customer) and 86% (two customers) of total revenue, respectively.

b.	During the years ended December 31, 2020, 2019 and 2018, the cost of sales and services from significant customers reflected 39% (two suppliers), 34% (two suppliers) and 0% of the total cost of sales and services, respectively.

c.	As of December 31, 2019, one customer constituted 100% of the Group’s customer balance. During 2020, the Group recorded a provision for that entire balance. For additional information, see Note 13 above.

Note 16: Subsequent Events:

a.	During February 2021, ACSI, ASM and the Police arrived at an updated outline for repayment of the withdrawals from the restricted deposit. In accordance with that outline, during February 2021, the Group repaid the Police the amount of NIS 250 thousand (approx. USD 78 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020). See Note 5 for additional information.

b.	On February 18, 2021, each of the two substantial shareholders signed a waiver of voting rights in the amount of 350,000 restricted shares without waiving the capital rights attached to these shares. For additional information, see Note 10.b.4

c.	At the beginning of March 2021, an update was signed in connection with the put options which postponed the options’ vesting date so that it can be exercised for another 5 years, until March 1, 2026. See Note 4 for additional information.

Ability Inc.

Separate Financial Information as of December 31, 2020
In accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports), 1970

Ability Inc.

Separate Financial Information as of December 31, 2020
In accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports), 1970

- - - - - - - - - - - -

Ability Inc.

Amounts of Assets, Liabilities and Equity attributed to the Company Itself as a Parent Company

	As of December 31
	2020	2019
	USD thousands

Current assets

Restricted deposit for put option	12,497	12,460

Non-current assets

Investment in investee companies	33,463	33,112

Total assets	45,960	45,572

Non-current liabilities

Liability in respect of a Put option	12,497	12,460

Total liabilities	12,497	12,460

Equity

Ordinary shares	8	8
Additional paid-in capital	33,455	33,104

Total shareholders’ equity	33,463	33,112

Total liabilities and shareholders’ equity	45,960	45,572

The attached additional significant information is an integral part of the separate financial information.

March 29, 2021
Financial Statements Date of Approval	Anatoly Hurgin CEO and Chairman of the Board of Directors	Evyatar Cohen CFO

Ability Inc.

Amounts of Income and Expenses attributed to the Company Itself as a Parent Company

For the Year ended December 31
	2020	2019	2018
USD thousands

Financing income	-	-	-

Total comprehensive income	-	-	-

Earnings per ordinary share (in USD)	-	-	-

Loss per ordinary share – basic and diluted	-	-	-

The attached additional significant information is an integral part of the separate financial information.

Ability Inc.

Additional Significant Information relating to the Company Itself as a Parent Company as of December 31, 2020

Note 1: General and Information regarding the separate financial information:

a.	The Separate Financial Information of Ability Inc. (hereinafter: “the Company”) has been prepared in accordance with Regulation 9C and the tenth addendum to the Securities Regulations (Periodic and Immediate Reports), 1970

b.	The accounting policies applied in the Separate Financial Information are identical to the accounting policies detailed in Note 2 to the Company’s Consolidated Financial Statements as of December 31, 2020, subject to the provisions of Section a above and detailed in Note 2 below.

c.

The Company is only a holding company that is traded on the Tel Aviv Stock Exchange, without any independent activity other than holding all of the shares of the following companies: Ability Computer and Software Industries Ltd. (hereinafter: “ACSI”), Ability Security Systems Ltd. (hereinafter: “ASM”) and Telcostar Pte Ltd. Sometimes the Company bears expenses which in essence constitute expenses relating to ACSI and its activities (hereinafter: “the expenses”). In view of this, the Company and ACSI regulated this issue in the framework of an inter-company agreement which was signed on November 20, 2016 (hereinafter: “the Agreement”). According to the agreement, ACSI will indemnify the Company for the expenses, or alternatively, pay them directly to third parties.

Investment in companies held by the Company is presented according to their cost.

d.	A statement of cash flows is not included in these financial statements because it does not provide additional significant information to the information that appears in them.

Note 2: Significant Events in and subsequent to the Reporting Period

Information regarding significant events in and subsequent to the reporting period is detailed in the Company’s Consolidated Financial Statements in Notes 1.f and 16.

Investment in investee companies

Investment in investees held by the Company is presented according to their cost, which is not in accordance with International Financial Reporting Standards (IFRS).

Chapter D – Additional Details regarding the Company’s Business

For the Year ended December 31, 2020

In Accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

(According to the Sections of the Regulations)

Regulation 9: “Financial Statements”

For the Company’s Annual Consolidated Financial Statements, see Chapter C of this Report.

Regulation 9B: Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure

The Company does not attach to the periodic report an annual report regarding the assessment of the Board of Directors and management regarding the effectiveness of internal control, in accordance with the relief for a “small corporation” under regulation 5D(4) of the relief regulations.

Regulation 9C: Separate Financial Statement

For Separate Financial Information as of December 31, 2020, see Chapter C of this Report.

Regulation 9D: Report on the Status of Liabilities according to Maturities

A report regarding the Company’s liabilities is published by the Company in a separate immediate report shortly after the publication of this periodic report.

Regulation 10: Board of Directors’ Report on the State of the Corporation’s Affairs

For the Board of Directors’ Report, see Chapter B of this Report.

Regulation 10A: Summary of the Company’s statements of profit and loss by Half-Year Periods

The following is a summary of the Company’s statements of profit and loss for each of the half-year periods in 2020 (in thousands of dollars):

	Half-Year Period ended		Year ended
	June 30, 2020	December 31, 2020	December 31, 2020
	In USD thousands
Revenues	898	828	1,726
Cost of revenues	1,487	1,319	2,806
Gross loss	(589)	(491)	(1,080)
Sales and marketing expenses	589	432	1,021
General and administrative expenses	3,226	1,104	4,330
Operating loss	(4,404)	(2,027)	(6,431)
Financing expenses	67	211	278
Comprehensive loss	(4,471)	(2,238)	(6,709)

Regulation 11: Investments in Subsidiaries and Associates

Company Name	Share Type	Number of Shares	Par Value	Investment in Investee (a) In USD thousands	Rate of Holding (%) (b)
ACSI	Ordinary shares	140,530	NIS 1	32,431	100%
ASM	Ordinary shares	100	NIS 1	*	100%
Telcostar	Ordinary shares	1,000	USD 1	1,032	100%

(a)	Investment in investees held by the Company is presented according to their cost, which is not in accordance with International Financial Reporting Standards (IFRS).

(b)	In capital, in voting rights and in authorization to appoint directors.

* Less than USD 0.5 thousand

Regulation 12: Investments in Subsidiaries and Associates

During the reporting period, a net investment of USD 351 thousand was recorded in Industries in respect of share-based compensation for the employees of ACSI and the two substantial shareholders of the Company. For additional information, see Note 10.b to the consolidated financial statements as of December 31, 2020, which are attached as Chapter C to this report.

Regulation 13: Revenues of Subsidiaries and the Company’s Revenues from Them

For the Year ended December 31, 2020
	Comprehensive Loss		Amounts the Company is Entitled to Receive
	USD thousands
Company Name	Before Tax	After Tax	Interest	Management Fees	Dividend
ACSI	6,690	6,690	—	—	—
ASM	19	19	—	—	—
Telcostar	—	—	—	—	—
Total	6,709	6,709	—	—	—

Regulation 14: Listing of Loans

None, and it is worth noting that the Company does not engage in the provision of loans.

Regulation 20: Securities Listed for Trading on the TASE in the Reporting Year

As stated in Chapter A of this report, on October 1, 2020, trading in the Company’s ordinary shares was suspended after the Company delayed the publication of the semi-annual report as of June 30, 2020 (Ref: 2020-01-140514) (“the semi-annual report”). After the Company published the semi-annual report on December 27, 2020 and therefore again met the TASE’s conditions for resuming trading in its shares, the Company’s shares were again traded on the TASE’s main list as of December 30, 2020.

Regulation 21: Remuneration for Interested Parties and Senior Officers in 2020

1.	The following is a breakdown of the remuneration granted in 2020, as recognized in the consolidated financial statements for 2020, to each of the five highest-paid senior officers of the Company or of a corporation under its control, and which were granted in connection with their term of office in the Company or in a corporation under its control, in USD thousands:

Details of Remuneration Recipients				Remuneration for Services (a) (in USD thousands)					Other
Name	Position	Scope of Employment	Rate of Holding in Company’s Capital (b)	Annual Wage	Bonus	Share-Based Payment	Management Fees, Consultation Fees and Commission	Other (c)	Benefits Interest, Rental Fees, Other	Total for the Year (in USD thousands)
Anatoly Hurgin (1)	CEO and Chairman of the Board of Directors	100%	17.67%	554	—	179	—	—	—	733
Alexander Aurovsky (2)	Chief VP Technologies and Director	100%	17.67%	543	—	179	—	—	—	722
Evyatar Cohen (3)	CFO	65%	—	260	—	5	—	—	—	265
Maya Sadrina (4)	Director	—	—	20	—	—	—	—	—	20
Avraham Dan (5)	Director	—	—	5	—	—	—	—	—	5

(a)	The remuneration amounts in the above table are presented in terms of cost to the Company.

(b)	This does not include holdings in options that are not listed for trading.

(c)	Including expenses for car, telephone - landline/mobile, daily newspaper, value of gifts and per diem expenses.

2.	The following is a description of the terms of remuneration of the officers listed in the above tables:

(1)	Anatoly Hurgin

On September 6, 2015, the Company entered into an employment agreement with Mr. Anatoly Hurgin, CEO and Chairman of the Company’s Board of Directors, in connection with his position as CEO of the Company, according to which Mr. Hurgin is entitled to a gross monthly salary of NIS 120 thousand (approx. USD 37 thousand based on an exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020). In addition, Mr. Hurgin is entitled to terms of employment as follows: an allocation of 8.33% of the monthly salary to an insurance company or pension fund in respect of a severance pay fund; an allocation of 5% or 6% of the monthly salary to a provident fund or savings plan; if Mr. Hurgin chooses to engage in disability insurance, the Company will participate in the payment of the insurance at a rate of up to 2.5% of his monthly salary; an allocation in the amount of 7.5% of the monthly salary to a study fund, a car and reasonable expenses for the car’s use.

In addition, as of January 1, 2019, Mr. Hurgin is eligible for a grant, subject to the approval of the Company’s Board of Directors, at a rate of 2% of the Company’s gross profit or at a rate of 4% of the Company’s EBIDTA, whichever is higher. Insofar as the Company does not recognize profits and there is a negative EBIDTA, the grant will be paid in the amount of 2% of the gross profit through the issuance of the Company’s ordinary shares.

From September 2019 until the date of this report, due to financial difficulties the Company is facing, Mr. Hurgin did not receive a monthly salary for his work at the Company. The net amount to be paid to Mr. Hurgin and the balance of the cost in respect of unpaid salaries were recorded in the items ‘related parties’ and ‘accrued payroll and other compensation related accruals’, respectively in the Company’s Consolidated Financial Statements as of December 31, 2020, attached as Chapter C to this report. In addition, since no annual performance targets were achieved and the Company did not recognize any profits, a bonus or grant, as detailed above, was not recorded or paid to Mr. Hurgin in 2020.

On April 17, 2019, the Company issued 350,000 restricted ordinary shares to Mr. Hurgin. The restricted ordinary shares mature in three equal installments, on the following dates: January 13, 2022; January 13, 2023, and January 13, 2024, subject to Mr. Hurgin’s continued employment with the Group until the relevant maturity date. In the event of a “Change of Control” (as defined in the Company’s Capital Initiative Program from 2015)4 the restricted ordinary shares will mature immediately prior to such a change of control, subject to Mr. Hurgin’s continued employment with the Group until the date of such change of control.

(2)	Alexander Aurovsky

On September 6, 2015, the Company entered into an employment agreement with Mr. Alexander Aurovsky, Chief VP Technology and Director of the Company, in connection with his position as VP Technology of the Company, according to which Mr. Aurovsky is entitled to a gross monthly salary of NIS 120 thousand (approx. USD 37 thousand based on an exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020). In addition, Mr. Aurovsky is entitled to terms of employment as follows: an allocation of 8.33% of the monthly salary to an insurance company or pension fund in respect of a severance pay fund; an allocation of 5% or 6% of the monthly salary to a provident fund or savings plan; if Mr. Aurovsky chooses to engage in disability insurance, the Company will participate in the payment of the insurance at a rate of up to 2.5% of his monthly salary; an allocation in the amount of 7.5% of the monthly salary to a study fund, a luxury car and reasonable expenses for the car’s use.

In addition, as of January 1, 2019, Mr. Aurovsky is eligible for a grant at a rate of 2% of the Company’s gross profit or at a rate of 4% of the Company’s EBIDTA, whichever is higher. Insofar as the Company does not recognize profits and there is a negative EBIDTA, the grant will be paid in the amount of 2% of the gross profit through the issuance of the Company’s ordinary shares.

From September 2019 until the date of this report, due to financial difficulties the Company is facing, Mr. Aurovsky did not receive a monthly salary for his work at the Company. The net amount to be paid to Mr. Aurovsky and the balance of the cost in respect of unpaid salaries were recorded in the items ‘related parties’ and ‘accrued payroll and other compensation related accruals’, respectively in the Company’s Consolidated Financial Statements as of December 31, 2020, attached as Chapter C to this report. In addition, since no annual performance targets were achieved and the Company did not recognize any profits, a bonus or grant, as detailed above, was not recorded or paid to Mr. Aurovsky in 2020.

On April 17, 2019, the Company issued 350,000 restricted ordinary shares to Mr. Aurovsky. The restricted ordinary shares mature in three equal installments, on the following dates: January 13, 2022; January 13, 2023, and January 13, 2024, subject to Mr. Aurovsky’s continued employment with the Group until the relevant maturity date. In the event of a “Change of Control” (as defined in the Company’s Capital Initiative Program from 2015) the restricted ordinary shares will mature immediately prior to such a change of control, subject to Mr. Aurovsky’s continued employment with the Group until the date of such change of control.

[4]	On November 18, 2015, the Company's Board of Directors adopted the Remuneration Plan (2015 Long-Term Equity Incentive Plan – “the Plan”). The purpose of the plan is, among other things, to provide incentives for Company officers through capital grants.

(3)	Evyatar Cohen

On March 15, 2020, Mr. Evyatar Cohen began serving as the Company’s CFO and in accordance with the service agreement with him, he is entitled to a consideration of NIS 75 thousand per month (approx. USD 23 thousand plus VAT based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020) plus VAT (“the monthly consideration”). In addition, Mr. Cohen is entitled to receive an annual performance-based bonus at a rate not to exceed 2.5% of the monthly consideration, subject to the achievement of annual targets as determined by the Company’s CEO. In addition, Mr. Cohen is entitled to receive capital remuneration, insofar as the Company decides on such distribution.

(4)	Maya Sadrina

See details regarding remuneration and grants to directors below

(5)	Avraham Dan

See details regarding remuneration and grants to directors below

The following are details regarding the remuneration and grants to directors:

Subject to the approval of the remuneration policy by the General Meeting, the remuneration of external directors and other directors of the Company will be the maximum amount of remuneration for an expert external director, in accordance with the Company’s ranking as stated in the Companies Regulations (Rules for Remuneration and Reimbursement of Expenses to an External Director), 2000 (“the Remuneration Regulations”), as they will be from time to time, and according to the rank at which the Company will classify the director according to its equity, as it will be from time to time. In addition, the directors are entitled to reimbursement of expenses as is customary in the Company and in accordance with Regulation 6 of the Regulations, to be included in the Company’s directors’ and officers’ insurance policy, and will receive an indemnification commitment, or indemnity under an indemnification permit and exemption from liability under the Companies Law.

In 2020, the remuneration due to the external director, Ms. Maya Sadrina, amounted to approx. NIS 65 thousand (approx. USD 20 thousand based on the exchange rate of USD 1.00 / NIS 3.215 as of December 31, 2020).

In 2020, the remuneration due to each of the three directors whose term of office ended on January 19, 2020, Mr. Avraham Dan, Mr. Joseph Tenne and Ms. Limor Beladev, amounted to USD 5 Thousand.

Regulation 21A: Control of the Company

As of the date of this report, the Company does not have controlling shareholders.

Regulation 22: Transactions with Controlling Shareholders or in which Controlling Shareholders have a Personal Interest in their Approval

As stated, during the reporting period and as of the date of publication of the report, the Company does not have controlling shareholders.

Regulation 24: Holdings of Interested Parties and Senior Officers close to the Date of Publication of the Report

For details regarding the holdings of interested parties and senior officers in the Company close to the date of publication of the report, see the Company’s immediate report dated February 15, 2021 (Ref: 2021-01-018529), included in this report by way of reference.

Regulation 24A: Registered Capital, Issued Capital and Convertible Securities

For details regarding the Company’s registered capital, issued capital and convertible securities, see Note 10 to the consolidated financial statements as of December 31, 2020, which are attached as Chapter C to this report.

Regulation 24B: Shareholders’ Register

For details regarding the Company’s Shareholders’ Register, to the best of the Company’s knowledge, see the Company’s immediate report dated January 1, 2020 (Ref: 2020-01-000468), included in this report by way of reference.

Regulation 25A: The Company’s Registered Address

The registered address of the Company’s office is 14 Yad Harutsim, Tel Aviv.

Telephone: 03-9879777

Fax: 03-5376483

Regulation 26: The Company’s Directors

The following are personal and professional details regarding the Company’s directors, as of the date of this report:

Name of Director:	Anatoly Hurgin

ID number	309608641
Date of birth:	May 9, 1958
Address for service of process:	10 HaHaruv, Ceasarea
Nationality:	Israeli
Member of Board of Directors’ Committees	--
External director / independent director:	--
Position in the Company, in a subsidiary, in a related company of the Company or of an interested party therein:	The Group CEO, Chairman of the Company’s Board of Directors and a Director in ACSI and in ASM.
Date on which he commenced service as a Company director:	December 23, 2015
Education:	Master’s degree in radio-electronics from the High Military College of the Air Defense System in Vilna, Lithuania.
Occupation in the last five years and other corporations in which he serves as a director:	The Group CEO, Chairman of the Company’s Board of Directors and a Director in ACSI and in ASM.
Family relationship to an interested party:	No.
Has accounting and financial expertise or professional qualifications:	No.

Name of Director:	Alexander Aurovsky
ID number	306345687
Date of birth:	May 29, 1952
Address for service of process:	17 Uchmanit, Ramat Gan
Nationality:	Israeli
Member of Board of Directors’ Committees	--
External director / independent director:	--
Position in the Company, in a subsidiary, in a related company of the Company or of an interested party therein:	The Group’s Chief VP of Technology, Director in the Company and Director in ACSI and ASM.
Date on which he commenced service as a Company director:	December 23, 2015
Education:	Masters Degree in Radio Electronics from Bonch-Bruevich Saint Petersburg State University of Telecommunications in Russia.
Occupation in the last five years and other corporations in which he serves as a director:	The Group’s Chief VP of Technology, Director in the Company and Director in ASCI and ASM.
Family relationship to an interested party:	No.
Has accounting and financial expertise or professional qualifications:	No.

Name of Director:	Maya Sadrina
ID number	061005724
Date of birth:	May 20, 1982
Address for service of process:	14 Nahalat Yitshak, Tel Aviv, 6744813
Nationality:	Israeli
Member of Board of Directors’ Committees	Remuneration Committee, Audit Committee and Committee for Examining the Financial Statements.
External director / independent director:	External Director
Position in the Company, in a subsidiary, in a related company of the Company or of an interested party therein:	--
Date on which she commenced service as a Company director:	February 26, 2020
Education:	Bachelor’s Degree in Accounting, Management and Economics, Tel Aviv University; Licensed Accountant.
Occupation in the last five years and other corporations in which he serves as a director:	Owns an independent office for financial consulting and support for businesses and individuals, a lecturer at Alon Gal’s “Strawberry Communication” training school, co-director of the “Financial Umbrella” project, until 2018, Head of the Credit Control Team – Risk Management Division at Leumi Card.
Family relationship to an interested party:	No.
Has accounting and financial expertise or professional qualifications:	Has accounting and financial expertise

Name of Director:	Amir Ariel
ID number	024162059
Date of birth:	November 16, 1968
Address for service of process:	10 Yohanan Bader St., Ramat Gan
Nationality:	Israeli
Member of Board of Directors’ Committees	Remuneration Committee, Audit Committee and Committee for Examining the Financial Statements.
External director / independent director:	External Director
Position in the Company, in a subsidiary, in a related company of the Company or of an interested party therein:	--
Date on which he commenced service as a Company director:	February 9, 2021
Education:	Bachelor’s degree in Law, expanded course, with honors from Bar Ilan University, Master’s degree in Business Administration, including a master’s thesis from the University of Derby England.
Certified as a lawyer, notary and mediator.
Occupation in the last five years and other corporations in which he serves as a director:

●     2015 to 2020 – VP of Business Development and Assets at the public company Edri-El Israel Assets Ltd.; Former CEO of the Group’s private companies.

●     2017-2018 – Business Development and Marketing Consultant at Solar Age Ltd. (Alpha Brown).

●     1995 onwards – Independent attorney in the areas of real estate, finance, capital market and commercial law.

●     Senior official in public companies operating in Israel and abroad for over 20 years.

Service as a director in the following companies:

●     Independent director and member of the Board of Directors of Dekma Capital Ltd. – since 2017.

●     External director and member of the Board committees of Rani Zim Shopping Centers Ltd. – since 2019.

●     External director and member of the Board of Directors of Ramot in the City Ltd. – since 2019.

●     External director and Chairman of the Audit Committee at BSD CROWN LTD – since 2020.

●     Director of a private company, R.N.I. Ariel Investments Ltd. – since 2011.

Family relationship to an interested party:	No.

Has accounting and financial expertise or professional qualifications:	Has accounting and financial expertise

Name of Director:	Joseph Tenne
ID number	053581575
Date of birth:	October 17, 1955
Address for service of process:	6 HaTut, Ramot HaShavim 4593000
Nationality:	Israeli
Member of Board of Directors’ Committees	Remuneration Committee, Audit Committee and Committee for Examining the Financial Statements.
External director / independent director:	Director
Position in the Company, in a subsidiary, in a related company of the Company or of an interested party therein:	--
Date on which he commenced service as a Company director:	February 18, 2021
Education:	Bachelor’s degree in Economics and Accounting, Tel Aviv University; Master of Business Administration with specialization in Accounting and Finance, Tel Aviv University.
Occupation in the last five years and other corporations in which he serves as a director:	CFO and Financial Advisor at Itamar Medical Ltd., a public company, Independent Director at Audiocodes Ltd., Independent Director at Mind CTI Ltd., External Director at OPC Energy Ltd., External Director at Sapphire Corp. Ltd., Independent Director at Ratio Oil Exploration (Finance) Ltd., External Director at Highcon Systems Ltd., Director at Orgenesis Ltd., Director at Curical Ltd., Director at Tenenbaum Properties Ltd.
Family relationship to an interested party:	No.
Has accounting and financial expertise or professional qualifications:	Has accounting and financial expertise

Regulation 26A: The Company’s Senior Officers

The following are personal and professional details regarding the Company’s senior officers, as of the date of this report (who are not listed according to Regulation 26 above):

Evyatar Cohen

ID number	025104464

Date of birth:	February 28, 1973

Position:	CFO

Commencement of service:	March 15, 2020

Education:	Bachelor’s degree in Accounting from the College of Management in Rishon Letzion and a Master’s degree in Law from Bar Ilan University.

Position in the Company, in a subsidiary, in a related company of the Company or of an interested party therein:	CFO also for the other Group companies

Authorized independent signatory for the Company:	Yes

Occupation in the last five years and other corporations in which he serves as a director:	Company Comptroller; CFO and Financial Advisor in public and private companies in the United States, Israel and Europe

Family relationship to an interested party or a family member of a senior officer in the Company or an interested party in the Company:	No.

Israel Gvirtz

ID number	33762139

Date of birth:	February 19, 1977

Position:	Internal Auditor

Commencement of service:	February 22, 2021

Education:	Bachelor’s degree in Economics and Accounting, Bar Ilan University; Certified in Accounting.

Position in the Company, in a subsidiary, in a related company of the Company or of an interested party therein:	No.

Authorized independent signatory for the Company:	No.

Occupation in the last five years and other corporations in which he serves as a director:	Partner in the Fahn Kanne Control Management Ltd.; Internal Auditor in public companies and institutional bodies; Consultant in control matters

Family relationship to an interested party or a family member of a senior officer in the Company or an interested party in the Company:	No.

Senior officers whose term of office ended during the reporting period:

Name	Avi Levin	Ayelet Steinberg	Limor Baldav	Dan Avraham	Joseph Tenne*

ID number	032161598	024434722	028511285	007273428	053581575

Position in the Corporation	CFO	External Director	Independent Director	Independent Director	Independent Director

Date of commencement of service	November 8, 2015	February 26, 2020	July 5, 2017	July 5, 2017	July 5, 2017

Date of termination of service	March 15, 2020	March 11, 2020	January 19, 2020	January 19, 2020	January 19, 2020

* Returned to serve as a Company Director on February 18, 2021. See above for additional information.

Regulation 26B: Authorized Independent Signatory for the Company

As of the date of the report, Mr. Anatoly Hurgin, the Company’s CEO and Chairman of the Board, Mr. Alexander Aurovsky, the Company’s VP of Technology and Director and Mr. Evyatar Cohen, the Company’s CFO are authorized independent signatories.

Regulation 27: The Company’s Independent Auditor

The Company’s independent accountant is the Ziv Haft BDO Accounting Firm.

Regulation 28: Changes in the Articles of Association

During the reporting period, no changes were made to the Company’s Articles of Association.

Regulation 29 (a): Recommendations and Decisions of the Directors before the General Meeting, and their Decisions that do not Require the Approval of the General Meeting

During the reporting period, the directors’ recommendations were not presented to the General Meeting, and their decisions are not subject to the approval of the General Meeting regarding the payment of dividends and benefit shares; changes in registered or issued capital; change of memorandum or articles of association; redemption of securities; early redemption of bonds; and a transaction that is not in accordance with market conditions between the Company and its interested parties.

Regulation 29 (b): Resolutions of the Company’s General Meeting that were adopted not in accordance with the recommendations of the directors in matters detailed in Section (a) above

No resolutions were adopted in the Company’s General Meeting that were not in accordance with the recommendations of the directors in matters detailed in Regulation 29(a) above.

Regulation 29 (c): Resolutions of a Special General Meeting

During the reporting period, Special General Meeting resolutions were adopted as follows:

1.	On February 26, 2020, the General Meeting approved the appointments and terms of employment of Ms. Maya Sadrina and Ms. Ayelet Steinberg as external directors of the Company. For additional information, see the Company’s immediate reports dated January 20, 2020 and February 27, 2020 (Refs: 2020-01-007944 and 2020-01-019827), which are included in this report by way of reference.

2.	Subsequent to the reporting period, on February 9, 2021, the General Meeting approved the appointment, terms of office and employment of Mr. Amir Ariel as an external director of the Company and also approved the appointment of the Company’s CEO, Mr. Anatoly Hurgin, also as Chairman of the Company’s Board of Directors. For additional information, see the Company’s immediate reports dated January 3, 2021 and February 10, 2021 (Refs: 2021-01-000711 and 2021-01-016542, respectively), which are included in this report by way of reference.

Regulation 29A: Company Resolutions

(1) Approval of operations under Section 255 of the Companies Law

None.

(2) Operations under Section 254(a) of the Companies Law that were not approved

None.

(3) Exceptional transactions that require special approvals under Section 270(1) of the Companies Law

In the reporting period, the Company did not have any exceptional transactions requiring special approvals under Section 270.

(4) Exemption, insurance or commitment to indemnification in effect as of the date of the report

As of the date of the report, all the directors and senior executives of the Company are entitled to indemnification in accordance with the Company’s Articles of Association, subject to the provisions of 39A of the Securities Law, 1968.

The Company intends to approve a remuneration policy for the Company’s officers, according to which directors and officers of the Company will be entitled to exemption letters whose terms will be in accordance with the provisions of the Companies Law, all in accordance with the wording, conditions and scope approved by the Company’s bodies. However, the exemption notices submitted to the company’s officers will not apply to decisions and / or transactions in which the controlling shareholder (as it may be, from time to time) or to any company officer (even if it is an office other than the one for which the exemption is granted) has a personal interest. In addition, as part of the company’s remuneration policy, the indemnity arrangement will be limited to 25% of the company’s shareholders’ equity, but will not be less than USD 50 thousand.

In addition, in accordance with the Remuneration Policy, officers are entitled to be covered under the insurance of the officers to be acquired by the Company, up to a limit of USD 30 million for each case and period, subject to the approval of the Company’s organs by law, from time to time.

The company intends to purchase a policy within limits of liability for a period of 12 months. The main terms of the policy are as follows: (a) The policy applies in Israel and abroad and is within the limits of liability of up to USD 5 million for each case and period; (b) Coverage A - without deductible, Coverage B - deductible of USD 100 thousand, and in the amount of USD 250 thousand for a claim in the United States or Canada, coverage C - deductible in the amount of USD 200 thousand, and in the amount of USD 750 thousand for a claim in the United States or Canada.

Date: March 29, 2021		Ability Inc.

Name of Signatory	Position of Signatory
Anatoly Hurgin	Anatoly Hurgin – CEO and Chairman of the Board of Directors

Chapter E: Declarations regarding the Effectiveness of Internal Controls over the Financial Statements and Disclosure

Managers’ Declarations:

(A) Declaration of the CEO in accordance with Regulation 9B(d)(1)

Managers’ Declaration

Declaration of the CEO

I, Anatoly Hurgin, declare that:

1)	I have reviewed the periodic report of Ability Inc. (hereinafter – the Corporation) for the year 2020 (hereinafter – the reports).

2)	To the best of my knowledge, the Reports do not contain any untrue representation of a material fact nor omit a material fact necessary so that the statements included therein, in light of the circumstances under which such representations were included, will not be misleading with respect to the period covered by the Reports.

3)	To the best of my knowledge, the financial statements and other financial information included in the report properly reflect, in all material aspects, the financial position, results of operations and cash flows of the Corporation as of the dates and for the periods presented in the reports.

4)	I have disclosed to the Corporation’s Auditor, the Board of Directors and the Audit committee of the Corporation’s board of Directors, based on my most recent assessment of the internal control over financial reporting and disclosure:

(a)	Any significant deficiencies and weaknesses in the determination or operation of internal control over the financial reporting and disclosure that are likely to adversely affect the Corporation’s ability to collect, process, summarize or report financial information in a manner that casts doubt on the reliability of the financial reporting and preparation of financial statements in accordance with provisions of the law; and –

(b)	Any fraud, whether material or immaterial, in which the CEO or one who is directly subordinate to him is involved or other employees are involved who play a significant role in the internal control over the financial reporting and disclosure.

5)	I, alone or with others in the Corporation:

(a)	Have established controls and procedures, or verified the establishment and existence of controls and procedures under my supervision, designed to ensure that significant information relating to the Corporation, including its consolidated companies, as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and in the consolidated companies, in particular during the preparation period of the reports; and –

(b)	I have established controls and procedures, or have verified the establishment and existence of controls and procedures under my supervision, designed to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(c)	I have assessed the effectiveness of the internal control over the financial reporting and disclosure, and have presented the conclusions of the Board of Directors and the management in this report regarding the effectiveness of the internal control as of the date of the reports.

The foregoing does not derogate from my responsibility or that of any other person according to the law.

March 29, 2021
Date	Anatoly Hurgin, CEO and Chairman of the Board of Directors

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(B) Declaration of the Most Senior Financial Officer in accordance with Regulation 9B(d)(2):

Declaration of the Most Senior Financial Officer

I, Evyatar Cohen, declare that:

(1)	I have reviewed the financial statements and other financial information included in the reports of Ability Inc. (hereinafter – the Corporation) for the year 2020 (hereinafter – the reports).

(2)	To the best of my knowledge, the financial statements and other financial information included in the reports do not contain any untrue representation of a material fact nor omit a material fact necessary so that the statements included therein, in light of the circumstances under which such representations were included, will not be misleading with respect to the period covered by the Reports.

(3)	To the best of my knowledge, the financial statements and other financial information included in the report properly reflect, in all material aspects, the financial position, results of operations and cash flows of the Corporation as of the dates and for the periods presented in the reports.

(4)	I have disclosed to the Corporation’s Auditor, the Board of Directors and the Audit committee of the Corporation’s board of Directors, based on my most recent assessment of the internal control over financial reporting and disclosure:

(a)	Any significant deficiencies and weaknesses in the determination or operation of internal control over the financial reporting and disclosure, to the extent that it relates to the financial statements and to the other financial information included in the reports, that are likely to adversely affect the Corporation’s ability to collect, process, summarize or report financial information in a manner that casts doubt on the reliability of the financial reporting and preparation of financial statements in accordance with provisions of the law; and –

(b)	Any fraud, whether material or immaterial, in which the CEO or one who is directly subordinate to him is involved or other employees are involved who play a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or with others in the Corporation:

(a)	Have established controls and procedures, or verified the establishment and existence of controls and procedures under my supervision, designed to ensure that significant information relating to the Corporation, including its consolidated companies, as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent that it is relevant to the financial statements and to the other financial information included in the reports, is brought to my attention by others in the Corporation and in the consolidated companies, in particular during the preparation period of the reports; and –

(b)	I have established controls and procedures, or have verified the establishment and existence of controls and procedures under our supervision, designed to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(c)	I have assessed the effectiveness of the internal control over the financial reporting and disclosure, to the extent that it relates to the financial statements and to the other financial information included in the reports, as of the date of the reports. My conclusions regarding my assessment as stated were presented to the Board of Directors and management and are incorporated in this report.

The foregoing does not derogate from my responsibility or that of any other person according to the law.

March 29, 2021
Date	Evyatar Cohen, CFO

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